SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

BOYKIN LODGING COMPANY

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXXX

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: ....

(2) Aggregate number of securities to which transaction applies: ....

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): ....

(4) Proposed maximum aggregate value of transaction: ....

(5) Total fee paid: ....

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: Not Applicable

(2) Form, Schedule or Registration Statement No.: Not Applicable

(3) Filing Party: Not Applicable

(4) Date Filed: Not Applicable

Proxy Statement
Selected Financial Data
**Management's Discussion
and Analysis**
**2000 Consolidated Financial
Statements and Notes**



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

The 2001 annual meeting of shareholders of Boykin Lodging Company will be held at the Cleveland Airport Marriott, 4277 West 150th Street, Cleveland, Ohio 44135, on Thursday, May 31, 2001, beginning at 10:00 a.m., local time, for the following purposes:

1. To elect seven directors, each for a term of one year;

2. To receive reports at the meeting. No action constituting approval or disapproval of the matters referred to in the reports is contemplated; and

3. To consider any other matter that properly comes before the meeting.

Only shareholders of record at the close of business on April 2, 2001 will be entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope. The principal address of Boykin Lodging Company is Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio 44115.

By order of the Board of Directors,



Andrew C. Alexander,
Assistant Secretary

Dated: April 9, 2001

**YOUR VOTE IS IMPORTANT.
PLEASE SIGN, DATE AND RETURN YOUR PROXY.**

BOYKIN LODGING COMPANY

PROXY STATEMENT

Questions and Answers

What is the purpose of this proxy statement?

Our Board of Directors is sending you this proxy statement to ask for your vote as a shareholder of Boykin Lodging Company on certain matters to be voted on at the upcoming annual meeting of shareholders. We are mailing this proxy statement and the accompanying notice and proxy, along with our Summary Annual Report to Shareholders, to you on or about April 9, 2001.

Where and when is the annual meeting of shareholders?

Our annual meeting of shareholders will be held at our Cleveland Airport Marriott, 4277 West 150th Street, Cleveland, Ohio 44135, on Thursday, May 31, 2001, at 10:00 a.m., local time.

What am I voting on?

You will vote on the election of seven directors. We do not know of any other matter that will be presented for action at the annual meeting of shareholders.

How do I vote?

You can vote either in person by ballot at the annual meeting of shareholders or by completing and mailing the enclosed proxy card. If the enclosed proxy card is returned, the common shares represented by it will be voted as you direct.

Who is entitled to vote?

Only shareholders of record at the close of business on the record date, April 2, 2001, are entitled to receive notice of the annual meeting of shareholders and to vote the common shares that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding common share entitles its holder to cast one vote on each matter to be voted upon.

How many common shares are entitled to vote?

As of the record date, 17,367,639 common shares, without par value, were entitled to be voted at the annual meeting of shareholders.

What constitutes a quorum?

The presence at the annual meeting of shareholders, either in person or by proxy, of a majority of the outstanding common shares on the record date will constitute a quorum, permitting the conduct of the business of the meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present for purposes of establishing a quorum at the annual meeting of shareholders.

Can I change my vote after I return my proxy card?

You can change your vote at any time before your proxy is exercised, by executing and delivering a later-dated proxy or by giving notice to us in writing at our principal address indicated on the attached Notice of Annual Meeting of Shareholders, or in open meeting. However, your presence alone at the annual meeting of shareholders will not operate to revoke your proxy.

What happens if I sign and return my proxy card but I do not mark any vote?

In the absence of any specification on your proxy card, the common shares represented by your proxy card will be voted to elect the director nominees set forth under the heading "Election of Directors" and in accordance with the discretion of the proxy holders with respect to any other matter properly brought before the meeting.

Who can attend the annual meeting of shareholders?

All shareholders as of the record date, or their duly appointed proxies, may attend the annual meeting of shareholders. Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of your brokerage statement reflecting your ownership as of the record date.

Who is paying for this proxy statement and the solicitation expenses?

We will pay the cost of this proxy statement and the cost of the solicitation of your proxy. In addition to solicitation of proxies by mail, regular employees of Boykin Lodging Company or its affiliates may solicit proxies by telephone or facsimile. Those employees will not receive any additional compensation for their participation in the solicitation.

What else am I receiving with this proxy statement?

In addition to the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card, we are sending you our Summary Annual Report to Shareholders for our fiscal year ended December 31, 2000. Our audited consolidated financial statements and certain other financial information for the fiscal year ended December 31, 2000 are set forth in pages F-1 to F-32, inclusive, attached to this proxy statement.

What are the Board's Recommendations?

The Board of Directors recommends a vote for the election of the nominated slate of directors (see page 4).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount of our common shares beneficially owned as of February 28, 2001, by: (i) our directors (all of whom are also nominees for director); (ii) each other person who is known by us to own beneficially more than 5% of our outstanding common shares; (iii) our chief executive officer and the four other most highly compensated executive officers named in the Summary Compensation Table; and (iv) our executive officers and directors as a group.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
Robert W. Boykin(2)	162,470(3)	*
Richard C. Conti	74,067(4)	*
Mark L. Bishop	40,866(5)	*
Paul A. O'Neil(2)	43,209(6)	*
Russ C. Valentine	30,273(7)	*
Albert T. Adams	16,200(8)	*
Raymond P. Heitland(2)	71,201(9)	*
Lee C. Howley, Jr.	20,900(8)(10)	*
Frank E. Mosier	20,200(8)	*
William H. Schecter	17,200(8)	*
Ivan J. Winfield	17,200(8)	*
All Executive Officers and Directors as a Group (12 persons)	583,148	3.35%

* Less than 1%.

(1) Unless otherwise indicated, a beneficial owner has sole voting and investment power with respect to all common shares set forth opposite his name.

(2) Robert W. Boykin owns 577,112 limited partnership interests ("Units") in Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"); and Raymond P. Heitland and Paul A. O'Neil own 10,650 and 1,400 Units, respectively. Each of them may cause the Partnership to purchase his Units for cash (the purchase price of one Unit, subject to certain factors, being equal to the market value of one common share of Boykin Lodging Company). However, we may elect, subject to certain conditions, to deliver our common shares, in lieu of cash, in exchange for tendered Units. Assuming conversion of their Units into common shares, Robert W. Boykin would beneficially own 4.25% of our common shares. Both Raymond P. Heitland and Paul A. O'Neil would beneficially own less than 1% of the outstanding common shares. Currently, we own a 92.1% general partnership interest in the Partnership.

(3) Includes 59,600 common shares that Mr. Boykin has the right to acquire through the exercise of share options, 18,524 common shares that are owned by Boykin Management Company Limited Liability Company, an Ohio limited liability company, in which Mr. Boykin indirectly owns approximately a 54% equity interest, and 31,250 common shares owned by Rowboy Trading Holdings LLC, a Delaware limited liability company, of which Mr. Boykin is the managing member.

(4) Includes 26,739 common shares that Mr. Conti has the right to acquire through the exercise of share options.

(5) Includes 12,400 common shares that Mr. Bishop has the right to acquire through the exercise of share options and 1,980 common shares held by a trust of which Mr. Bishop is the trustee.

(6) Includes 12,400 common shares that Mr. O'Neil has the right to acquire through the exercise of share options.

(7) Includes 7,867 common shares that Mr. Valentine has the right to acquire through the exercise of share options.

(8) Includes 16,000 common shares that each of Messrs. Adams, Howley, Mosier, Schecter and Winfield has the right to acquire through the exercise of share options.

(9) Includes 61,000 common shares that Mr. Heitland has the right to acquire through the exercise of share options.

(10) Includes 4,500 common shares owned by the Howley Family Partnership, which is owned equally by Mr. Howley and his wife.

ELECTION OF DIRECTORS

In accordance with our Code of Regulations, the number of directors has been fixed at seven. At the annual meeting of shareholders, the shares represented by proxies, unless otherwise specified, will be voted for the election of the seven nominees hereinafter named, each to serve until the next annual meeting of shareholders. Under Ohio law and our Amended and Restated Articles of Incorporation, as amended, abstentions and broker non-votes, if any, will not be counted in favor of or against any nominee. Director nominees who receive the greatest number of affirmative votes will be elected directors.

The director nominees are identified in the following table. Each is currently a director and was elected as a director at last year's annual meeting of shareholders.

If for any reason any of the nominees is not a candidate when the election occurs (which is not expected), the Board of Directors expects that proxies will be voted for the election of a substitute nominee designated by management. The following information is furnished with respect to each person nominated for election as a director.

Nominees for Election at the Annual Meeting

Name	Age	Principal Occupation And Business Experience	Period of Service as a Director	Expiration of Term for Which Proposed
Robert W. Boykin	51	Chairman of the Board of Directors and Chief Executive Officer of Boykin Lodging Company	1996 to date	2002
Raymond P. Heitland	65	Retired Chief Financial Officer of Boykin Lodging Company	1996 to date	2002
Albert T. Adams	50	Partner, Baker & Hostetler LLP	1996 to date	2002
Lee C. Howley, Jr.	53	Owner and President, Howley & Company	1996 to date	2002
Frank E. Mosier	70	Retired Vice Chairman, BP America, Inc.	1996 to date	2002
William H. Schecter	59	President, National City Capital Corporation; Senior Vice President, National City Corporation	1997 to date	2002
Ivan J. Winfield	66	Associate Professor at Baldwin-Wallace College	1996 to date	2002

Each of the nominees for election as a director has engaged in the principal occupation or activity indicated above for at least five years, except as described below.

Mr. Boykin served as the President and Chief Executive Officer of Boykin Management Company from 1985 until November 1996. Mr. Boykin also served as our President from November 1996 until January 2001. Mr. Heitland served as the Chief Financial Officer of Boykin Management Company from 1970 until November 1996 and as our Chief Financial Officer from November 1996 until his retirement in May 1998.

Mr. Adams is a director of Developers Diversified Realty Corporation, Associated Estates Realty Corporation, Captec Net Lease Realty, Inc., Dairy Mart Convenient Stores, Inc. and American Industrial Properties REIT. Mr. Howley is a director of Captec Net Lease Realty, Inc., Lesco, Inc. and LNB Bancorp, Inc. and serves as Co-

Chairman of the Rock and Roll Hall of Fame and Museum in Cleveland, Ohio. Mr. Mosier is a director of Associated Estates Realty Corporation. Mr. Schecter is a director of NatCity Investments, a registered investment company. Mr. Winfield is a director of HMI Industries, Inc., OfficeMax, Inc. and Rainbow Rental, Inc.

Last year the Board of Directors held six meetings. The Board of Directors has appointed an Audit Committee, an Executive Committee, a Compensation Committee, a Long-Term Incentive Plan Committee and a special committee called the Taxable REIT Subsidiary Committee (the "TRS Committee"). The Board of Directors does not have a nominating committee. Each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors and of the committees on which he served.

The Audit Committee comprises Messrs. Adams, Howley, Heitland, Mosier, Schecter and Winfield. Last year the Audit Committee held two meetings. The Audit Committee recommends annually to the Board of Directors our independent public accountants, reviews with the independent public accountants the arrangements for and scope of the audits to be conducted by them and the results of those audits, and reviews various financial and accounting matters affecting us.

The Executive Committee comprises Messrs. Boykin, Heitland and Adams. Last year the Executive Committee did not hold any meetings but took action by unanimous written consent on six occasions. The Executive Committee, during the intervals between the meetings of the Board of Directors, possesses and may exercise all of the powers of the Board of Directors in the management of our business and affairs, except as otherwise provided (i) by law, (ii) in our Amended and Restated Articles of Incorporation, as amended, or in our Code of Regulations, or (iii) by action of the Board of Directors.

The Compensation Committee comprises Messrs. Adams, Howley, Heitland, Mosier, Schecter and Winfield. Last year, the Compensation Committee held two meetings. The Compensation Committee periodically reviews and determines the compensation, including fringe benefits and incentive compensation, of our officers and management personnel.

The Long-Term Incentive Plan Committee, which comprises Messrs. Howley, Heitland, Mosier, Schecter and Winfield, administers our Long-Term Incentive Plan and determines the employees who may participate in the grant of any award (including share options) under the Long-Term Incentive Plan, and the terms thereof. Last year, the Long-Term Incentive Plan Committee met to take action as a subset of the Compensation Committee on two occasions.

In 2000, the Board of Directors formed the TRS Committee to study recent legislation relating to taxable REIT subsidiaries. The TRS Committee comprises Messrs. Adams, Howley, Mosier, Schecter and Winfield. The TRS Special Committee did not hold any formal meetings during 2000, but the committee members did consult on an informal basis.

Directors' Compensation. Each non-employee director is compensated at the rate of $20,000 per year. Each director also receives $1,000 for attendance at each meeting of the Board of Directors and for each meeting of any committee on which he serves. Our employees and officers who are also directors are not paid any director fees.

Non-employee directors are permitted to defer all or a portion of their fees pursuant to our Directors' Deferred Compensation Plan. This plan, which is administered by our officers who are not eligible to participate in it, is unfunded and participants' contributions are converted to units, the value of which fluctuates according to the market value of our common shares. During their terms as directors, Mr. Adams and Mr. Heitland have deferred compensation represented by 11,740 and 8,338 units, respectively. On March 13, 2001, those units were valued at $138,532 and $98,388 respectively.

Compensation Committee Report

Introduction. Our Compensation Committee is responsible for determining the compensation to be paid to our executive officers. The Compensation Committee is also responsible for making major policy decisions with respect to health care and other benefit plans. Our Long-Term Incentive Plan Committee administers the Long-Term Incentive Plan.

5

The Compensation Committee's philosophy with respect to the compensation of our executive officers is (i) to provide a competitive total compensation package that enables us to attract and retain qualified executives and align their compensation with our overall business strategies, and (ii) through the Long-Term Incentive Plan Committee, to provide each executive officer with a significant equity stake in us. The Compensation Committee believes that the total compensation package for our executive officers should be attractive in relation to the compensation packages of comparable companies, and that the compensation mix should have a material performance-based compensation component.

To this end, the Compensation Committee determined executive compensation for 2000 with a focus on compensating executive officers based on their responsibilities and the Company's performance. The primary components of the Company's executive compensation program in 2000 were (i) base salaries and certain other annual compensation, (ii) bonuses, and (iii) restricted common share grants and share options.

Base Salaries and Other Annual Compensation. The base salaries and certain other compensation for Mr. Boykin and our other executive officers in 2000 were determined with reference to their business and lodging industry experience, together with comparisons of compensation paid by companies of similar size or type in the real estate investment trust and lodging industries. The Compensation Committee also commissioned and considered a compensation analysis of Boykin Lodging Company relating to CEO and COO compensation prepared by the human resources consulting firm Watson Wyatt Worldwide.

Bonuses. Mr. Boykin may earn a bonus of up to 115% of his annual base salary, Mr. Conti may earn a bonus of up to 85% of his annual base salary, and each of Messrs. O'Neil, Bishop, and Valentine may earn a bonus of up to 55% of his annual base salary. In each case, the amount of the bonus that was earned was based on a combination of personal goals approved by our Board of Directors and on Company financial targets. One half of the financial targets were based on an FFO (funds from operations) targeted component and one half were based on the Company's REVPAR (revenues per available room) growth forecast.

Restricted Common Share Grants and Share Options. All of our executive officers are eligible to receive grants of restricted common shares and options to purchase common shares under our Long-Term Incentive Plan. Share options and restricted common shares granted by the Long-Term Incentive Plan Committee are designed to encourage and enable our key employees to acquire a larger share ownership and personal financial interest in our company. The Compensation Committee believes that share option and restricted common share awards subject to periodic vesting enable us to attract and retain qualified individuals for service with us. Individual option grants, with exercise prices at least equal to the fair market value of our common shares on the date of grant, are determined by the Long-Term Incentive Plan Committee based on the executive's current performance, potential for future responsibility, and the impact of the particular executive officer's performance on our operational results. The number of share options and the value of restricted shares granted to our named executive officers are set forth in the Summary Compensation Table on page 9 of this proxy statement.

Frank E. Mosier, Chairman
Albert T. Adams
Raymond P. Heitland
Lee C. Howley, Jr.
William H. Schecter
Ivan J. Winfield

Audit Committee Report

Introduction. The Board of Directors adopted a written charter for the Audit Committee on May 23, 2000. A copy of this charter is attached to this proxy statement as Appendix A. In accordance with its written charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, the reporting practices of the Company, and the quality and integrity of the financial reports and other financial information provided by the Company to any governmental body or the public. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles.

The Board of Directors has determined that the members of the Audit Committee are ''independent'' under the listing standards of the New York Stock Exchange (''NYSE''), except for Mr. Heitland. Mr. Heitland served as the Chief Financial Officer of Boykin Management Company from 1970 until November 1996 and as our Chief Financial Officer from November 1996 until his retirement in May 1998. Under NYSE Listing Standard 303.01(B)(3), a director who is an employee may not serve on the audit committee until three years following the termination of his employment (which for Mr. Heitland will not occur until May 2001), except that one director who is no longer an employee may be appointed to the Audit Committee under limited circumstances if a company's Board of Directors determines in its business judgement that membership on the committee by the individual is required by the best interests of the corporation and its shareholders. Because of Mr. Heitland's industry and accounting expertise and his institutional knowledge and experience, the Board of Directors determined that Mr. Heitland's membership on the Audit Committee is in the best interests of the Company and its shareholders.

In discharging its oversight responsibility as to the audit process, the Audit Committee reviewed and discussed with the Company's management the audited financial statements of the Company for the year ended December 31, 2000. The Audit Committee also discussed with the Company's independent accountants the matters required to be discussed by SAS 61. The Audit Committee obtained a formal written statement from the independent accountants that described all relationships between the independent accountants and the Company that might bear on the accountants' independence consistent with Independence Standards Board Standard No. 1, ''Independence Discussions with Audit Committee.'' The Audit Committee discussed with the independent accountants any relationships that might impact their objectivity and independence and satisfied itself as to the accountants' independence. The Audit Committee also considered whether the provision of non-audit services by the Company's independent accountants was compatible with maintaining the accountants' independence.

Based on the above-referenced review and discussions with management and the independent accountants, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

> Ivan J. Winfield, Chairman
> Albert T. Adams
> Raymond P. Heitland
> Lee C. Howley, Jr.
> Frank E. Mosier
> William H. Schecter

EXECUTIVE COMPENSATION

The following information is set forth with respect to our Chief Executive Officer and each of our four other most highly compensated executive officers. We sometimes refer to the people listed in the table below as our ''named executive officers.''

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards		
	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)(1)	Restricted Share Award(s) ($)(2)	Share Options (#)	All Other Compen-sation ($)(3)
Robert W. Boykin	2000	350,000	271,688	—	305,230	48,000	153,840
Chairman and Chief	1999	300,000	239,625	68,122(4)	354,857	—	155,392
Executive Officer	1998	300,385	30,000	—	—	50,000	156,454
Richard C. Conti	2000	280,000	160,650	—	186,957	33,000	31,390
President and Chief	1999	250,000	155,313	—	252,916	—	31,390
Operating Officer	1998	168,269	86,655(5)	—	—	170,139	1,390
Paul A. O'Neil	2000	189,000	70,166	—	87,774	12,000	30,000
Chief Financial Officer	1999	168,923	66,513	—	208,333	—	30,000
and Treasurer	1998	153,602	42,662	—	—	10,000	30,000
Mark L. Bishop	2000	183,750	68,217	—	100,640	12,000	30,624
Senior Vice President —	1999	165,180	65,969	—	202,957	—	32,700
Acquisitions	1998	147,342	42,350	—	—	10,000	34,500
Russ C. Valentine	2000	183,750	68,217	—	78,741	6,000	30,000
Senior Vice President —	1999	89,519	36,759	—	173,405	20,000	45,000(7)
Acquisitions (6)							

(1) In 2000, no named executive officer received total perquisites and other personal benefits above the threshold amounts specified in the regulations of the Securities and Exchange Commission.

(2) On January 1, 2000, Messrs. Boykin, Conti, O'Neil, Bishop and Valentine were granted 20,000, 10,000, 3,000, 3,000 and 1,000 restricted common shares respectively. Of those shares, twenty percent vest and are no longer subject to forfeiture on each of January 1, 2001, January 1, 2002, January 1, 2003, January 1, 2004 and January 1, 2005. Of the other restricted shares granted in 2000, 33.3 percent vest and are no longer subject to forfeiture in each of 2001, 2002, and 2003.

(3) All other compensation consists of the following:

	Profit Sharing/ Pension Plans	Nonqualified Savings Plan	Life Insurance Premiums
Robert W. Boykin			
2000	$30,000	$1,584	$122,256
1999	$30,000	$3,136	$122,256
1998	$30,000	$6,660	$119,794
Richard C. Conti			
2000	$30,000	—	$ 1,390
1999	$30,000	—	$ 1,390
1998	—	—	$ 1,390
Mark L. Bishop			
2000	$30,000	$ 624	—
1999	$30,000	$2,700	—
1998	$30,000	$4,500	—

8

		Profit Sharing/ Pension Plans	Nonqualified Savings Plan	Life Insurance Premiums
Paul A. O'Neil				
	2000	$30,000	—	—
	1999	$30,000	—	—
	1998	$30,000	—	—
Russ C. Valentine				
	2000	$30,000	—	—
	1999	—	—	—

(4) Includes $50,000 paid by us for a nonrecurring club initiation fee.

(5) Includes 2,000 shares granted to Mr. Conti in May 1998 under our Long-Term Incentive Plan.

(6) Mr. Valentine started his employment with us in June 1999.

(7) Represents amounts paid to Mr. Valentine for consulting services prior to his employment.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Options Granted(1)	Percentage of Total Options Granted To Employees in Fiscal Year(2)	Exercise Price ($/Share)	Expiration Date	5%	10%
Robert W. Boykin	48,000	33.6%	$10.94	January 2010	$331,200	$839,328
Richard C. Conti	33,000	23.1%	$10.94	January 2010	$227,700	$577,038
Mark L. Bishop	12,000	8.4%	$10.94	January 2010	$ 82,800	$209,832
Paul A. O'Neil	12,000	8.4%	$10.94	January 2010	$ 82,800	$209,832
Russ C. Valentine	6,000	4.2%	$10.94	January 2010	$ 41,400	$104,916

(1) Each of the options granted is subject to a five-year vesting schedule. The options vest at the rate of 20% per year beginning on the first anniversary of the grant.

(2) Based on 143,000 share options granted to all employees during 2000.

(3) These amounts are based on hypothetical appreciation rates of 5% and 10% and are not intended to forecast the actual future appreciation of our common shares. No gain to optionees is possible without an actual increase in the price of our common shares, which would benefit all of our shareholders. All calculations are based on a ten-year option period.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Robert W. Boykin	—	—	50,000/48,000	-0-/-0-
Mark L. Bishop	—	—	10,000/12,000	-0-/-0-
Richard C. Conti..........................	—	—	20,139/33,000	-0-/-0-
Paul A. O'Neil	—	—	10,000/12,000	-0-/-0-
Russ C. Valentine	—	—	20,000/6,000	-0-/-0-

Employment Agreement and Severance Plan

Robert W. Boykin entered into an employment contract with us in connection with our November 1996 initial public offering. Mr. Boykin's agreement provides for a one-year term that is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate the agreement by giving two years' prior written notice. Mr. Boykin is prohibited from competing with us during the term of his employment agreement and for two years thereafter. The agreement provides that Mr. Boykin will be paid a minimum annual base salary and a bonus. It also provides for the use of an automobile, medical and dental benefits, vacation and sick leave, membership in a country club, a golf club and a downtown business club, certain life insurance benefits, and certain additional compensation.

We have a severance plan covering each of the named executive officers. Under the plan, if a covered employee (other than Mr. Boykin or Mr. Conti) is terminated "without cause" or resigns for "good reason" within a period of two years following a change of control, then we must pay that employee a lump sum payment in an amount equal to one and one-half times his base salary plus one and one-half times 50% of his maximum bonus calculated using the maximum bonus percentage applicable on the date of the plan. Mr. Conti would receive two times and Mr. Boykin would receive three times his annual base salary plus two or three times, respectively, 50% of his maximum bonus calculated using the maximum bonus percentage applicable on the date of the plan. Mr. Valentine is not entitled to the bonus portion of the lump sum payment. We must also continue to provide that employee with our standard benefits for a period of 18 months (two years for Mr. Conti and three years for Mr. Boykin), except that Mr. Valentine is not entitled to continued benefits.

If no change of control has occurred and an executive's employment is terminated by us "without cause," we are obligated to continue to pay base salary and benefits to such executive for (i) one year in the case of the named executive officers other than Mr. Boykin, Mr. Conti and Mr. Valentine, (ii) one and one-half years in the case of Mr. Conti and Mr. Valentine, and (iii) two years in the case of Mr. Boykin. Mr. Valentine is not entitled to continued benefits or a bonus payment. Bonuses are payable for Mr. Boykin and Mr. Conti in the amount of 90% and 52.2%, respectively, of their annual base salary on the date of termination. The other named executive officers (other than Mr. Valentine) would receive a bonus equal to 22.5% of their annual base salary on the date of termination.

Compensation Committee Interlocks and Insider Participation

Albert T. Adams, a member of the Compensation Committee, is a partner in Baker & Hostetler LLP, which acts as our general outside legal counsel. We expect that Baker & Hostetler LLP will continue to provide legal services in that capacity in 2001. Raymond P. Heitland, a member of the Compensation Committee, was our Chief Financial Officer until his retirement in May 1998.

Certain Relationships and Related Transactions

We own a 92.1% general partnership interest ("Units") in Boykin Hotel Properties, L.P. (the "Partnership"). We conduct all our business through the Partnership. Robert W. Boykin, our Chairman and Chief Executive Officer, owns, directly and indirectly, 577,112 Units (a 3.5% limited partnership interest) in the Partnership. John E. Boykin and William J. Boykin, Robert W. Boykin's brother and father, respectively, own 484,381 and 150,000 Units, respectively. Raymond P. Heitland, one of our directors and our Chief Financial Officer until his retirement in May 1998, and Paul A. O'Neil, our Chief Financial Officer and Treasurer, own 10,650 and 1,400 Units, respectively. The Partnership owns interests in 26 hotels that it leases, under percentage leases, to Boykin Management Company Limited Liability Company and its wholly owned subsidiaries, Westboy LLC and ChiBoy LLC (collectively, "BMC"). Robert W. Boykin and John E. Boykin indirectly own approximately 53.8% and 46.2% equity interests, respectively, in BMC. John E. Boykin is a director and the secretary of BMC, and Robert W. Boykin and Paul A. O'Neil are directors of BMC. For the fiscal year ended December 31, 2000, BMC paid to the Partnership and its subsidiaries approximately $78.8 million in rent. In 2001, BMC will continue to pay the Partnership and its subsidiaries rent under the percentage leases. We believe that the leases with BMC are as favorable to the Partnership and us as leases with independent third parties would be. In addition, a wholly owned subsidiary of BMC manages our Radisson Hotel Mt. Laurel pursuant to a management agreement with us. We paid that subsidiary $202,000 in management fees in 2000. In 2001, we will continue to pay management fees to the BMC subsidiary.

We paid a wholly owned subsidiary of BMC $1,082,000 for services in 2000. Of this amount, $562,000 was for design services, $261,000 was for purchasing services, $156,000 was for project management services, and $103,000 was for the reimbursement of expenses incurred while performing services for our hotels in 2000. We expect to continue to do business with the BMC subsidiary in 2001.

Albert T. Adams, one of our directors, is a partner in Baker & Hostetler LLP, which acts as our general outside legal counsel. We expect that Baker & Hostetler LLP will continue to provide legal services in that capacity in 2001.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our common shares with the cumulative total return of a hypothetical investment in each of the New York Stock Exchange Market Index and the Media General Financial Services, Inc. Industry Group 443 (REIT — Hotels/Motels) Index based on the respective market price of each such investment at October 30, 1996, December 31, 1996, December 31, 1997, December 31, 1998, December 31, 1999 and December 31, 2000, and assuming in each case an initial investment of $100 on October 30, 1996, and reinvestment of dividends.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG BOYKIN LODGING COMPANY, NYSE MARKET INDEX AND MG GROUP INDEX



	10/30/96	12/31/96	12/31/97	12/31/98	12/31/99	12/29/00
BOYKIN LODGING COMPANY	100.00	121.50	144.01	75.17	76.71	69.03
REIT - HOTEL/MOTEL	100.00	117.40	152.39	90.48	80.82	118.86
NYSE MARKET INDEX	100.00	105.25	138.46	164.76	180.41	184.72

SHAREHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

Proposals of shareholders intended to be presented pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") at our 2002 annual meeting of shareholders must be received by us at Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio 44115, on or before December 10, 2001, for inclusion in our proxy statement and form of proxy relating to the 2002 annual meeting of shareholders. In order for a shareholder's proposal outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, the proposal must be received by us at that address not later than February 23, 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and owners of more than 10% of our common shares, to file with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish us with copies of all forms they file pursuant to Section 16(a).

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2000, all Section 16(a) filing requirements applicable to our executive officers, directors and greater-than-10% beneficial owners were complied with except that Andrew C. Alexander and Mark L. Bishop inadvertently failed to file timely two Form 4s (each relating to one transaction) and each of Richard C. Conti, Russ C. Valentine and Lee C. Howley inadvertently failed to file timely one Form 4, in each case relating to one transaction.

INDEPENDENT PUBLIC ACCOUNTANTS

We have not selected our independent accountants for the current fiscal year. This selection will be made later in the year by the audit committee of the Board of Directors. Representatives of Arthur Andersen LLP ("Arthur Andersen"), which served as our independent public accountants during 2000, are expected to be present at the annual meeting of shareholders, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Audit Fees. The aggregate fees billed for professional services rendered by Arthur Andersen LLP for the audit of our annual financial statements for the year ended December 31, 2000, and for Arthur Andersen's reviews of the financial statements included in our Forms 10-Q filed with the Securities and Exchange Commission during 2000, were approximately $50,250.

Financial Information Systems Design and Implementation Fees. Arthur Andersen did not perform any services and therefore did not bill any fees relating to the operation or supervision of our information systems or local area network or for designing or implementing our financial information management systems during 2000.

All Other Fees. The aggregate fees billed by Arthur Andersen for all other services provided in 2000 other than Audit Fees and Financial Information Systems Design and Implementation Fees were approximately $94,600.

OTHER MATTERS

The form of proxy permits specification of a vote for the election of directors as set forth under the heading "Election of Directors," the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees. If any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. We do not know of any other matter that will be presented for action at the annual meeting of shareholders.

By order of the Board of Directors,



Andrew C. Alexander,
Assistant Secretary

Dated: April 9, 2001

BOYKIN LODGING COMPANY
AS OF DECEMBER 31, 2000 AND 1999
INDEX TO FINANCIAL STATEMENTS

BOYKIN LODGING COMPANY

SELECTED HISTORICAL
OPERATING AND FINANCIAL DATA

(amounts in thousands, except for per share data)

	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Period From November 4 To December 31, 1996
OPERATING DATA:					
Total revenues	$ 93,751	$ 86,159	$ 70,122	$ 38,266	$ 3,378
Real estate related depreciation and amortization	30,374	28,878	21,265	10,148	1,344
Property taxes, insurance, ground rent, general and other	21,509	16,126	12,158	7,577	1,070
Interest expense and amortization of deferred financing costs	25,533	21,408	14,498	3,107	123
Unrealized loss on carrying value of assets held for sale	7,000	—	—	—	—
Total expenses	84,416	66,412	47,921	20,832	2,537
Income before minority interest and extraordinary item	9,335	19,747	22,201	17,434	841
Minority interest	(919)	(1,625)	(2,059)	(2,210)	(40)
Income before extraordinary item	8,416	18,122	20,142	15,224	801
Extraordinary item-loss on early extinguishment of debt, net of minority interest	(686)	—	(1,138)	(882)	(4,908)
Net income (loss) applicable to common shares	$ 7,730	$ 18,122	$ 19,004	$ 14,342	$(4,107)
EARNINGS PER SHARE:					
Net income (loss) per common share:					
Basic	$ .45	$ 1.06	$ 1.25	$ 1.51	$ (.46)
Diluted	$ .45	$ 1.06	$ 1.25	$ 1.49	$ (.45)
Weighted average number of common shares outstanding:					
Basic	17,137	17,063	15,252	9,523	8,981
Diluted	17,305	17,127	15,252	9,595	9,036
OTHER DATA:					
Funds from operations(1)	$ 46,005	$ 48,189	$ 42,805	$ 27,381	$ 2,185
Net cash provided by operating activities......................	$ 43,400	$ 51,795	$ 39,960	$ 29,477	$ 329
Net cash used for investing activities..	$(23,515)	$(26,480)	$(299,784)	$(110,554)	$(1,824)
Net cash (used for) provided by financing activities...............	$(19,681)	$(26,987)	$ 263,612	$ 61,570	$22,857
Dividends declared	$ 28,889	$ 32,260	$ 30,685	$ 17,150	$ 2,700
Weighted average number of common shares and units outstanding					
Basic	18,428	18,354	16,549	10,883	10,359
Diluted	18,596	18,418	16,549	10,905	10,359

	2000	1999	1998
HISTORICAL BALANCE SHEET DATA:			
Investment in hotel properties, net	$565,224	$584,875	$595,132
Total assets	600,593	606,103	615,062
Total debt	311,440	294,000	286,000
Minority interest..	16,750	18,263	22,961
Shareholders' equity	253,266	273,730	286,216

(1) The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in October 1999 defines funds from operations ("FFO") as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and extraordinary items, plus real estate related depreciation and amortization, and after comparable adjustments for unconsolidated entities and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating, financing and investing activities, it provides investors with an indication of our ability to incur and service debt, make capital expenditures and fund other cash needs.

We compute FFO in accordance with standards established by NAREIT which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us. FFO does not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income as an indication of our financial performance or to cash flow from operating activities as determined by GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. FFO may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties. The following is a reconciliation between net income and FFO (in thousands):

	2000	1999	1998	1997	1996
Net income (loss)	$ 7,730	$18,122	$19,004	$14,342	$(4,107)
Real estate related depreciation and amortization	30,374	28,878	21,265	10,148	1,344
Minority interest	919	1,625	2,059	2,210	40
Gain on property insurance recovery	(407)	—	—	—	—
Unrealized loss on carrying value of assets held for disposition...................	7,000				
Extraordinary item	686	—	1,138	882	4,908
Equity in income of unconsolidated joint venture.............................	(68)	(23)	—	—	—
FFO adjustment related to joint ventures ...	(229)	(413)	(661)	(201)	—
Funds from operations	$46,005	$48,189	$42,805	$27,381	$ 2,185

INITIAL HOTELS

SELECTED COMBINED HISTORICAL FINANCIAL DATA

(amounts in thousands)

	January 1, 1996 to November 3, 1996 (A)
OPERATING DATA:	
Room revenue	$51,627
Food and beverage revenue	20,062
Other revenue	4,148
Total revenues	75,837
Departmental and other expenses	52,367
Real estate and personal property taxes, insurance and ground rent	3,228
Depreciation and amortization	6,308
Interest expense	13,430
Gain on property insurance recovery	(32)
Income before extraordinary item	536
Extraordinary item — loss on early extinguishment of debt	(1,315)
Net loss	$ (779)

(A) On February 8, 1996, the Lake Norman Holiday Inn and Lake Norman Hampton Inn were acquired by a Boykin Affiliate. The acquisition was accounted for as a purchase and, accordingly, the operating results of the Holiday Inn and Hampton Inn have been included in the above operating data commencing February 8, 1996.

BOYKIN MANAGEMENT COMPANY

LIMITED LIABILITY COMPANY

**SELECTED HISTORICAL AND PRO FORMA OPERATING
AND FINANCIAL DATA**

(amounts in thousands)

	Historical Year Ended December 31,			(Unaudited) Pro Forma Year Ended December 31,	
	2000	**1999**	**1998**	**1999**	**1998**
OPERATING DATA:					
Room revenue	$173,765	$160,528	$148,643	$170,282	$164,103
Food and beverage revenue	76,731	75,140	71,925	76,370	74,419
Other hotel revenue	16,230	16,753	15,085	17,283	15,978
Total hotel revenues	266,726	252,421	235,653	263,935	254,500
Other revenue	2,690	2,670	2,407	2,670	2,407
Total revenues	269,416	255,091	238,060	266,605	256,907
Operating expenses	187,166	178,602	170,162	184,906	180,267
Cost of goods sold of non-hotel operations	248	517	427	517	427
Percentage lease expense	78,819	73,289	67,424	77,665	74,189
Total expenses	266,233	252,408	238,013	263,088	254,883
Net income	$ 3,183	$ 2,683	$ 47	$ 3,517	$ 2,024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BOYKIN'S FORMATION AND SIGNIFICANT EVENTS

We completed our initial public offering ("IPO") in November 1996 and, through Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), we acquired nine hotel properties. Boykin Lodging Company currently has a 92.1% ownership interest in, is the sole general partner of and does all its business through the Partnership.

Since the IPO, we have acquired 25 hotels (including the ten-hotel portfolio discussed below) by raising capital through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

- In 1998, we raised net proceeds of approximately $106.3 million in a follow-on public equity offering of 4.5 million common shares.

- In the same year, we acquired a portfolio of ten Doubletree-licensed hotels through a merger with Red Lion Inns Limited Partnership valued at $271.3 million. In the transaction, we issued 3.1 million common shares, paid $35.3 million in cash to the Red Lion partners and assumed liabilities of approximately $155.7 million.

- At the end of 2000, we had $311.4 million of debt outstanding under various debt instruments.

- We currently have strategic alliances with three hotel operators and own four hotels with them through joint venture structures. In 1999, we also formed a joint venture with AEW Partners III, L.P. ("AEW") and, through that joint venture, we purchased a hotel located in downtown Chicago.

At the end of 2000, we owned interests in 33 hotels containing a total of 9,236 guestrooms located in 19 different states. We sold one hotel in January 2001.

Our principal source of revenue is lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of our hotels. The lessees' ability to make payments to us pursuant to the percentage leases is dependent primarily upon the operations of the hotels.

RESULTS OF OPERATIONS

The following discusses our results of operations for 2000 compared to 1999 and 1999 compared to 1998. Because the rent we collect from BMC and its subsidiaries constitutes a significant portion of our lease revenues, we believe that a discussion of the historical and pro forma operations of BMC is also important to understand our business. The pro forma information of BMC is presented as if our March 1998 acquisitions of two hotels leased by BMC and our August 1999 acquisition of the Executive Plaza Hotel leased by ChiBoy, a wholly-owned subsidiary of BMC, were consummated as of January 1, 1998.

Boykin Lodging Company

Results of Operations Year Ended December 31, 2000 Compared to Year Ended 1999

Our percentage lease revenue increased to $85.9 million in 2000 from $85.3 million in 1999. This increase was due to increased percentage lease revenues from our lessees of $2.4 million, offset by a $1.8 million decrease in percentage lease revenue attributable to our foreclosure of the Radisson Hotel Mt. Laurel lease in February 2000 from the prior lessee. Instead of percentage lease revenues, the hotel's revenues of $6.7 million and hotel operating expenses of $5.4 million are reflected in the results of operations in 2000. The overall impact of the foreclosure was a decrease in net income of $.7 million in 2000. Percentage lease revenue payable by BMC is $71.9 million, or 83.7% of total percentage lease revenue in 2000, compared to $70.9 million, or 83.1% of percentage lease revenues 1999.

The main driver of our percentage lease revenues is the hotel's revenues, which are driven by ADR, occupancy, and REVPAR. During 2000, the ADR at our comparable hotels (including the Executive Plaza Hotel acquired in 1999 but not consolidated in Boykin's results of operations) increased to $94.29 compared to $91.23 in 1999. The weighted average occupancy decreased to 67.5% from 68.3% in 1999. This resulted in a 2.1% increase in REVPAR to $63.61 in 2000, compared to $62.32 in 1999. The following table sets forth the pro forma operating data of the hotels owned by us as of December 31, 2000, without regard to when we acquired the hotels.

	ADR		Occupancy		REVPAR	
	2000	**1999**	**2000**	**1999**	**2000**	**1999**
All Comparable Hotels (31 Properties) (a) ...	$94.29	$91.23	67.5%	68.3%	$63.61	$62.32
All Hotels (33 Properties)(b)	$94.66	$91.55	67.3%	68.4%	$63.75	$62.59
Doubletree Portfolio (10 properties)	$85.41	$84.26	70.3%	70.9%	$60.02	$59.70

(a) Includes hotels we owned in both periods.

(b) Includes all hotels we owned at the end of 2000, including predecessors' results.

No assurance can be given that the trends reflected in this data applicable to the hotels will continue or that ADR, occupancy, and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions.

Income before minority interests and extraordinary item decreased from $19.7 million in 1999 to $9.3 million in 2000. As a percent of total revenues, income before minority interests and extraordinary item decreased to 10.0% in 2000 from 22.9% in 1999, primarily resulting from:

- a $7.0 million charge for unrealized losses on the carrying value of certain Doubletree hotels held for sale;

- an increase in interest expense to $24.3 million in 2000, or 25.9% of total revenues, compared to $20.6 million, or 23.9%, in 1999, primarily due to higher interest rates and an increase in the average outstanding debt balances in 2000; and

- an increase in real estate related depreciation and amortization, as a percent of percentage lease revenue, to 35.4% in 2000 from 33.9% in 1999

Increased capital expenditures from renovations increased depreciation expense in 2000 over 1999. Higher interest rates on our variable rate debt, which increased to approximately 8.4% in 2000 from 7.0% in 1999, along with higher average outstanding debt balances, caused interest expense to increase over 1999.

Net income was $7.7 million in 2000 compared to $18.1 million in 1999. As a percent of total revenue, net income decreased from 21.0% in 1999 to 8.2% in 2000. Minority interest applicable to the operating partnership and joint venture partnerships included in income before extraordinary item was $.9 million in 2000, or 1% of total revenues, compared to $1.6 million, or 1.9% in 1999. The extraordinary loss (net of minority interest of $59) of $686 in 2000 represented the write-off of deferred financing costs associated with our former line of credit which was replaced in the third quarter of 2000.

Our FFO in 2000 was $46.0 million compared to $48.2 million in 1999. For a definition of FFO, reconciliation of net income to FFO and discussion of why we believe FFO is an important measure to investors of a REIT's financial performance, please see Item 6. "Selected Financial Data" on page 15.

Results of Operations Year Ended December 31, 1999 Compared to Year Ended 1998

Our percentage lease revenue increased to $85.3 million in 1999 from $69.7 million in 1998, primarily because we had a full year of results of operations in 1999 for the 14 hotels we acquired in 1998, as well as increased percentage lease revenues in 1999 from hotels that underwent significant renovations in 1998. Percentage lease revenue payable by BMC represented $70.9 million, or 83.1% of total percentage lease revenue in 1999, compared to 81.3% in 1998. The increase in the amount of 1999 percentage lease revenues from BMC is attributable to a full year of lease payments in 1999 for the ten Doubletree Hotels acquired in May 1998, which are leased to a subsidiary of BMC. Acquisition and asset management fees related to our acquisition of the Executive Plaza Hotel through our new venture with AEW caused interest and other income to increase to $.9 million in 1999 from $.4 million in 1998.

Income before minority interests and extraordinary item decreased from $22.2 million in 1998 to $19.7 million in 1999. As a percent of total revenues, income before minority interests and extraordinary item decreased to 22.9% in 1999 from 31.7% in 1998, primarily resulting from:

- an increase in interest expense to $20.6 million in 1999, or 23.9% of total revenues, compared to $13.9 million, or 19.8%, in 1998, due to an increase in the average outstanding debt balances in 1999. New debt associated with our 1998 acquisitions and the Red Lion merger increased our interest expense in 1999 as these borrowings, outstanding for a full year, contained interest charges for a full year.

- an increase in real estate related depreciation and amortization, as a percent of total revenue, to 33.5% in 1999 from 30.3% in 1998 because hotel acquisitions in 1998 increased the size of our hotel portfolio and were reflected in the full year's results in 1999.

- general and administrative expenses increased, as a percentage of total revenue, to 6.6% in 1999 from 5.3% in 1998, primarily because of the incremental costs associated with hiring management personnel to support the increased reporting and support requirements of a larger portfolio of hotels.

Net income was $18.1 million in 1999 compared to $19.0 million in 1998. Minority interest applicable to the operating partnership and joint venture partnerships included in income before extraordinary item was $1.6 million in 1999, or 1.9% of total revenues, compared to $2.1 million, or 2.9% in 1998. The extraordinary charge (net of minority interest of $.1 million in 1998) of $1.1 million in 1998 represented the write-off of deferred financing costs associated with our former $150 million secured credit facility which was replaced with a new, increased unsecured facility.

BMC

Actual Results of Operations Year Ended December 31, 2000 Compared to Year Ended 1999

For the year ended December 31, 2000, BMC had hotel revenues of $266.7 million compared to $252.4 million in 1999. The increase was primarily due to the addition of the Executive Plaza Hotel in which ChiBoy commenced operations at the end of August 1999.

Percentage lease expense during 2000 was $78.8 million, or 29.5% of hotel revenues, compared to $73.3 million, or 29.0% of hotel revenues, in 1999. Departmental and other hotel operating expenses, consisting primarily of rooms expenses, food and beverage costs, franchise fees, utilities, repairs and maintenance, and other general and administrative expenses of the hotels, were $187.2 million in 2000 compared to $178.6 million in 1999. As a percent of hotel revenues, the departmental and other hotel operating expenses decreased to 70.2% in 2000 from 70.7% in 1999, because of increases in hotel revenues at a higher rate relative to increased expenses incurred.

Actual Results of Operations Year Ended December 31, 1999 Compared to Year Ended 1998

For the year ended December 31, 1999, BMC had hotel revenues of $252.4 million compared to $235.7 million in 1998. The increase was due to the commencement of the Executive Plaza Hotel lease in August 1999, a full year of results in 1999 for two hotel leases that commenced in March 1998, and an increase in 1999 revenue at hotels that underwent significant renovations in 1998. BMC recorded net income of $2.7 million in 1999 compared to $47,000 in 1998.

Percentage lease expense during 1999 was $73.3 million, or 29.0% of hotel revenues, compared to $67.4 million, or 28.6% of hotel revenues, in 1998. Departmental and other hotel operating expenses, consisting primarily of rooms expenses, food and beverage costs, franchise fees, utilities, repairs and maintenance, and other general and administrative expenses of the hotels were $178.6 million in 1999 compared to $170.2 million in 1998. As a percent of hotel revenues, the departmental and other hotel operating expenses decreased from 72.2% in 1998 to 70.7% in 1999, because of increases in hotel revenues at a higher rate relative to increased expenses incurred.

Pro Forma Results of Operations Year Ended 1999 Compared to 1998

For the year ended December 31, 1999, BMC's pro forma hotel revenues would have been $263.9 million, an increase of $9.4 million, or 3.7%, over pro forma hotel revenues for the year ended December 31, 1998 of $254.5 million. The increase in revenues for 1999 compared to 1998 is primarily the result of increases in occupancy and average daily rates experienced at many of the BMC hotels, primarily those which were disrupted in 1998 while undergoing significant renovations.

Pro forma percentage lease expense would have increased 4.7%, to $77.7 million in 1999, from $74.2 million in 1998 because of increased hotel revenues. Pro forma departmental expenses and other hotel operating expenses of BMC would have been $184.9 million in 1999 compared to $180.3 million in 1998, an increase of 2.6%. As a percentage of hotel revenues, these expenses would have decreased slightly from 70.8% in 1998 to 70.1% in 1999.

Pro forma net income of BMC would have been $3.5 million in 1999 compared to net income of $2.0 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash to meet our cash requirements, including distributions to shareholders, is our share of the Partnership's cash flow from the percentage leases. The lessees' obligations under the percentage leases are largely unsecured and the lessees' ability to make rent payments to the Partnership under the percentage leases are substantially dependent upon the lessees' ability to generate sufficient cash flow from the operation of the hotels.

Westboy, LLC ("Westboy"), a wholly owned subsidiary of BMC, leases the ten Doubletree-licensed hotels owned by and Red Lion Inns Operating L.P. ("OLP") pursuant to a percentage lease agreement. The initial term of Westboy's percentage lease agreement expires December 31, 2002. Westboy has the option, but not the obligation, to renew the lease for additional five-year terms, or may negotiate new terms acceptable to both Westboy and OLP. Refer to Note 4 of the Notes to Consolidated Financial Statements of BMC included in this Form 10-K for selected financial information related to Westboy. For the year ended December 31, 2000, Westboy recognized a net loss of $1.2 million. In the opinion of management, Westboy should be able to continue making its percentage lease payments over the next twelve months. However, there can be no assurance that Westboy will be able to continue making percentage lease payments at the current rate over the long term. In addition, no assurance can be given that the new lease terms with Westboy, or any other party, after 2002 will be made at the current rate.

As of December 31, 2000, we had $4.2 million of unrestricted cash and cash equivalents, and $7.0 million of restricted cash for the payment of capital expenditures, real estate tax and insurance. We had outstanding borrowings totaling $29.5 million and $281.9 million against our credit facility and term notes payable, respectively. In January and February 2001, we repaid a net $8.5 million on our line of credit, thus reducing our current outstanding borrowings to $21.0 million.

In July 2000, we refinanced our $175 million credit facility with a new $100 million credit facility and a $108 million secured term loan. We currently have $21.0 million outstanding under the new credit facility, with the unused amount available to fund hotel acquisitions, renovations, capital expenditures, and working capital needs, as limited under terms of the credit agreements. For information relating to the terms of our new credit facility and our $130 million, $45 million and $108 million term notes payable, see Notes 5 and 6, respectively, of the Notes to Consolidated Financial Statements of Boykin Lodging Company included in this Form 10-K. We may seek to negotiate additional credit facilities or issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Board of Directors considers prudent. The availability of borrowings under the credit facility is restrained by borrowing base and loan-to-value limits, as well as other financial performance covenants contained in the agreement. There can be no assurance that funds will be available in anticipated amounts from the credit facility.

We have an active shelf registration statement with the Securities and Exchange Commission for the issuance of up to $187.5 million in securities. Securities issued under this registration statement may be preferred shares, depository shares, common shares or any combination thereof, and may be issued at different times, depending on market conditions. Warrants to purchase these securities may also be issued. The terms of issuance of any securities covered by this registration statement would be determined at the time of their offering.

Effective with our third quarter 2000 dividend, we reduced our quarterly dividend rate from $0.47 to $0.365 per share. The reduced dividend rate may improve our liquidity by allowing us to retain additional funds for reinvestment. In this capital constrained environment, we believe it is critical to retain some cash to keep our properties in excellent competitive condition and to take advantage of high-yield internal growth opportunities. No assurance can be given that we will make distributions in the future at the current rate, or at all.

In 2001, we expect to spend approximately $20 million in renovations at our hotels, excluding the Pink Shell and Chicago Executive Plaza projects discussed below. This includes renovating the guestrooms and public space at our newly acquired Doubletree Guest Suites in Southfield, Michigan at a cost of approximately $5.5 million, which will be reflagged as an Embassy Suites. It also includes completing guestroom renovations at our Berkeley Marina Radisson, Hunt Valley Marriott and Columbus Marriott. We expect to use cash available from operations and restricted capital expenditure reserves, as well as borrowings under our line of credit, to fund our 2001 renovations.

Over the past two years, we have perfected zoning rights to expand our Pink Shell Beach Resort by 33 rooms. If we proceed with the project, our plan is to demolish 59 cottage units, or about 28% of the rooms at the resort. We would then construct a 92-unit tower that would significantly upgrade the character of the resort and sell these units as condos, with the expectation that the condo owners would put their unused room nights back to the resort. We would to use our line of credit to fund the approximate mid $20 million project cost, use the proceeds from the condo sales to pay back the line of credit. We would also expect to reap a significant gain on the sale of the condos, and ultimately increase our bottom line at the resort. As with any renovation, the shorter-term effects may be a lower REVPAR and revenues, due to the demolition of the cottage units. We plan to make the decision to proceed with this project when we have pre-sold a significant portion of condos and, although we are very encouraged by the preliminary interest we have seen, we don't expect to know that until late second quarter/early third quarter of 2001.

In the fall of 2001, we expect to commence the renovation of the Executive Plaza Hotel in Chicago, Illinois, of which we would provide approximately $3 million of equity funding utilizing availability under our line of credit.

INFLATION

Our revenues are from percentage leases, which can change based on changes in the revenues of our hotels, as well as from CPI adjustments in the percentage lease rent formulas which are adjusted each year accordingly with the CPI. Therefore, we rely entirely on the performance of the hotels and the lessees' ability to increase revenues to keep pace with inflation. Operators of hotels in general, and our lessees, can change room rates quickly, but competitive pressures may limit the lessees' ability to raise rates to keep pace with inflation.

Our general and administrative costs as well as real estate and personal property taxes, property and casualty insurance and ground rent are subject to inflation.

SEASONALITY

Our hotels' operations historically have been seasonal. Twenty-eight of our hotels maintain higher occupancy rates during the second and third quarters. The four currently owned hotels located in Florida experience their highest occupancy in the first quarter. This seasonality pattern can be expected to cause fluctuations in our quarterly lease payments received under the percentage leases. To the extent that cash flow from operations is insufficient to make distributions during any quarter because of temporary or seasonal fluctuations in percentage lease revenue, we expect to utilize cash on hand or borrowings to make those distributions. No assurance can be given that we will make distributions in the future at the current rate, or at all.

COMPETITION AND OTHER ECONOMIC FACTORS

Our hotels are located in developed areas that contain other hotel properties. The future occupancy, ADR and REVPAR of any hotel could be materially and adversely affected by an increase in the number of or quality of the competitive hotel properties in its market area, specifically, reducing our percentage lease revenues. Because of competition from newly constructed hotels in certain markets, we have recently experienced lower than expected percentage lease revenues from our hotels in these markets and we expect this trend to continue into 2001. Competition could also affect the quality and quantity of future investment opportunities, or our ability to sell existing properties.

As a portion of the lodging industry's sales are based upon business, commercial and leisure travel, changes in general economic conditions, demographics, or changes in local business economics, could affect these and other travel segments. This may affect demand for rooms, which would affect hotel revenues and therefore percentage lease revenues.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001 we will adopt the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to carry all derivative instruments including embedded derivatives in the balance sheet at fair value. See Footnote 2 to the Consolidated Financial Statements for further information.

INTEREST RATE RISK

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. These debt instruments include our new $100 million secured credit facility, our $45 million secured term loan, our $108 million term loan and our 43.75% share of Boykin Chicago's $30 million term note payable.

We have entered into both variable and fixed rate debt arrangements to allow us to optimize the balance of using variable rate debt versus fixed rate debt. Our variable rate debt allows us to maximize financial flexibility when selling properties and minimize potential prepayment penalties on fixed rate loans. Our $130 million, 6.9% fixed rate term note allows us to minimize our interest rate risk exposure. In March 2001, we also purchased interest protection on $83 million of our floating rate debt that fixes the overall interest rate on this debt at no more than 7.32%. Based on the new interest protection, approximately 68% of our outstanding debt at December 31, 2000 is fixed-rate in nature, compared with 44% at the end of 1999. The weighted average interest rate of our variable rate debt was 8.4% for the year ended December 31, 2000.

We review interest rate exposure quarterly in an effort to minimize the risk of interest rate fluctuations. It is our policy to manage our exposure to fluctuations in market interest rates on our borrowings, through the use of fixed rate debt instruments, to the extent that reasonably favorable rates are obtainable with such arrangements, and after considering the need for financial flexibility related to our debt arrangements. We may enter into forward interest rate agreements, or similar agreements, to hedge our variable rate debt instruments where we believe the risk of adverse changes in market rates is significant. Under a forward interest rate agreement, if the referenced interest rate increases, we would be entitled to a receipt in settlement of the agreement that economically would offset the higher financing cost of the debt issued. If the referenced interest rate decreases, we would make payments in settlement of the agreement, creating an expense that economically would offset the reduced financing cost of the debt issued. Other than the interest protection agreement discussed above, we do not have any other material market-sensitive financial instruments.

We do not believe that changes in market interest rates will have a material impact on the performance or fair value of our hotel portfolio as the value of our hotel portfolio is based primarily on the operating cash flow of the hotels, before interest expense charges. However, a change of 1/4% in the index rate to which our variable rate debt is tied would change our annual interest incurred by $.2 million, based upon the balances outstanding on our variable rate instruments at December 31, 2000.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
Boykin Lodging Company:

We have audited the accompanying consolidated balance sheets of Boykin Lodging Company (an Ohio corporation) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boykin Lodging Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements is the responsibility of Boykin Lodging Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 9, 2001.

BOYKIN LODGING COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND 1999

(dollar amounts in thousands)

	2000	1999
ASSETS		
Investment in hotel properties, net	$565,224	$584,875
Cash and cash equivalents	4,175	3,971
Rent receivable from lessees:		
Related party lessees	4,632	4,280
Third party lessees	652	430
Deferred expenses, net	6,200	3,660
Restricted cash	7,034	3,572
Investment in unconsolidated joint ventures	10,291	4,369
Other assets	2,385	946
	$600,593	$606,103
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings against credit facility	$ 29,500	$119,000
Term notes payable	281,940	175,000
Accounts payable and accrued expenses	9,533	8,799
Dividends/distributions payable	6,791	8,700
Due to lessees:		
Related party lessees	2,056	796
Third party lessees	757	1,815
Minority interest in joint ventures	8,071	7,755
Minority interest in operating partnership	8,679	10,508
Shareholders' equity:		
Preferred shares, without par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, without par value; 40,000,000 shares authorized; 17,146,938 and 17,106,242 shares outstanding at December 31, 2000 and 1999, respectively	—	—
Additional paid-in capital	311,493	310,396
Distributions in excess of income	(56,593)	(35,434)
Unearned compensation — restricted shares	(1,634)	(1,232)
Total shareholders' equity	253,266	273,730
	$600,593	$606,103

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

BOYKIN LODGING COMPANY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(amounts in thousands, except for per share data)

	2000	1999	1998
Revenues:			
Lease revenue from related party	$71,922	$70,884	$56,708
Other lease revenue	13,932	14,418	13,039
Other hotel revenue	6,735	—	—
Interest and other income	1,162	857	375
	93,751	86,159	70,122
Expenses:			
Real estate related depreciation and amortization	30,374	28,878	21,265
Real estate and personal property taxes, insurance and ground rent	10,714	10,444	8,413
General and administrative	5,849	5,705	3,745
Expenses related to hotel operations	5,421	—	—
Interest expense	24,291	20,610	13,905
Amortization of deferred financing costs	1,242	798	593
Gain on property insurance recovery	(407)	—	—
Unrealized loss on carrying value of assets held for sale	7,000	—	—
	84,484	66,435	47,921
Equity in income of unconsolidated joint ventures	68	23	—
Income before minority interests and extraordinary item	9,335	19,747	22,201
Minority interest in joint ventures	(534)	(399)	(461)
Minority interest in operating partnership	(385)	(1,226)	(1,598)
Income before extraordinary item	8,416	18,122	20,142
Extraordinary item — loss on early extinguishments of debt, net of minority interest of $59 in 2000 and $110 in 1998, respectively	(686)	—	(1,138)
Net income applicable to common shares	$ 7,730	$18,122	$19,004
Earnings per share before extraordinary item:			
Basic	$ .49	$ 1.06	$ 1.32
Diluted	$ .49	$ 1.06	$ 1.32
Earnings per share:			
Basic	$ .45	$ 1.06	$ 1.25
Diluted	$ .45	$ 1.06	$ 1.25
Weighted average number of common shares outstanding:			
Basic	17,137	17,063	15,252
Diluted	17,305	17,127	15,252

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS" EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

(dollar amounts in thousands)

	Common Shares	Additional Paid-In Capital	Distributions In Excess of Income	Unearned Compensation	Total
Balance at December 31, 1997	9,542,251	$124,430	$ (9,615)	$ —	$114,815
Issuance of common shares, net of offering expenses of $8,058	7,616,610	184,912	—	—	184,912
Common share purchases for Treasury	(114,500)	(1,830)	—	—	(1,830)
Dividends declared — $1.88 per common share	—	—	(30,685)	—	(30,685)
Net income	—	—	19,004	—	19,004
Balance at December 31, 1998	17,044,361	307,512	(21,296)	—	286,216
Issuance of common shares, net of offering expenses of $35	61,881	2,384	—	(1,584)	800
Issuance of share warrant	—	500	—	—	500
Dividends declared — $1.88 per common share	—	—	(32,260)	—	(32,260)
Amortization of unearned compensation	—	—	—	52	352
Net income	—	—	18,122	—	18,122
Balance at December 31, 1999	17,106,242	310,396	(35,434)	(1,232)	$273,730
Issuance of common shares, net of offering expenses of $31	40,696	1,097	—	(865)	232
Dividends declared — $1.67 per common share	—	—	(28,889)	—	(28,889)
Amortization of unearned compensation	—	—	—	463	463
Net income	—	7,730	—	7,730	
Balance at December 31, 2000	17,146,938	$311,493	$(56,593)	$(1,634)	$253,266

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(amounts in thousands)

	2000	1999	1998
Cash flows from operating activities:			
Net income	$ 7,730	$18,122	$ 19,004
Adjustments to reconcile net income to net cash flow provided by operating activities —			
Extraordinary item — noncash loss on early extinguishment of debt	686	—	1,138
Gain on property insurance recovery	(407)	—	—
Unrealized loss on carrying value of assets held for sale	7,000	—	—
Depreciation and amortization	31,616	29,676	21,858
Amortization of unearned compensation	463	352	—
Equity in income of unconsolidated joint ventures	(68)	(23)	—
Minority interests	919	1,625	2,059
Changes in assets and liabilities —			
Rent receivable	(574)	585	(2,589)
Other assets	(1,439)	557	370
Restricted cash	(3,462)	758	(4,330)
Accounts payable and accrued expenses	734	2,278	837
Due to lessees	202	(2,135)	1,613
Net cash flow provided by operating activities	43,400	51,795	39,960
Cash flows from investing activities:			
Acquisitions of hotel properties, net of joint venture partner contribution	—	—	(76,288)
Acquisition of Red Lion Inns Operating L.P., net of common shares issued of $80,333 and cash acquired of $11	—	—	(191,004)
Investment in unconsolidated joint ventures	(6,270)	(4,346)	—
Improvements and additions to hotel properties, net	(18,431)	(22,134)	(32,492)
Net proceeds from property insurance recovery	1,186	—	—
Net cash flow used for investing activities	(23,515)	(26,480)	(299,784)
Cash flows from financing activities:			
Payments of dividends and distributions	(32,954)	(34,606)	(29,388)
Borrowings against credit facility	29,500	8,000	161,000
Repayment of borrowings against credit facility	(119,000)	(45,000)	(96,750)
Term note borrowings	108,000	45,000	130,000
Repayment of term note	(1,060)	—	—
Payment of deferred financing costs	(4,588)	(1,360)	(2,975)
Net proceeds from issuance of common shares	232	800	104,579
Proceeds from issuance of share warrant	—	500	—
Distributions to joint venture minority interest partners, net	(217)	(323)	(57)
Distributions received from unconsolidated joint ventures	406	—	—
Cash payments for redemption of certain limited partnership interests	—	—	(967)
Cash payment for common share purchases	—	—	(1,830)
Net cash flow (used for) provided by financing activities	(19,681)	(26,987)	263,612
Net change in cash and cash equivalents	$ 204	$(1,672)	$ 3,788
Cash and cash equivalents, beginning of period	3,971	5,643	1,855
Cash and cash equivalents, end of period	$ 4,175	$ 3,971	$ 5,643

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

(dollar amounts in thousands except per share data)

1. BACKGROUND:

Boykin Lodging Company (''Boykin'') is a real estate investment trust that owns hotels throughout the United States and leases its properties to established hotel operators. As of December 31, 2000, Boykin owned interests in 33 hotels containing a total of 9,236 guestrooms located in nineteen states.

Boykin's principal source of revenue is lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of Boykin's hotels. The lessees' ability to make payments to Boykin pursuant to the percentage leases is dependent primarily upon the operations of the hotels. As of December 31, 2000, Boykin Management Company Limited Liability Company (''BMC'') and certain of its subsidiaries leased and/or managed 28 of the 33 hotels in which Boykin has ownership interests. Since a significant portion of Boykin's revenue is received from BMC and its subsidiaries, the financial statements and footnotes of BMC and its subsidiaries, contained within this Form 10-K should be read in conjunction with Boykin's financial statements and footnotes.

Formation and Significant Events

In November 1996, Boykin completed its initial public offering (''IPO'') and through Boykin Hotel Properties, L.P., an Ohio limited partnership (the ''Partnership''), acquired nine hotel properties and leased them to BMC. BMC is owned by Robert W. Boykin, Chairman, and Chief Executive Officer of Boykin Lodging Company (53.8%) and his brother, John E. Boykin (46.2%). Boykin Lodging Company currently has a 92.1% ownership interest in, is the sole general partner of and does all its business through the Partnership.

Since the IPO, Boykin has acquired 25 hotels by raising capital through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations. In 1998, Boykin raised net proceeds of approximately $106.3 million in a follow-on public equity offering of 4.5 million common shares. In the same year, Boykin acquired Red Lion Inns Operating L.P. (''OLP''), which owns a portfolio of ten Doubletree-licensed hotels, through a merger with Red Lion Inns Limited Partnership valued at $271.3 million. In the transaction, Boykin issued 3.1 million common shares, paid $35.3 million in cash to the Red Lion partners and assumed liabilities of approximately $155.7 million.

Consolidated Joint Ventures

Boykin currently has strategic alliances with three hotel operators and owns four hotels with them through joint venture structures. The following table sets forth the joint ventures established with these hotel operators:

Name of Joint Venture	Lessee/JV Partner	Boykin Ownership Percentage	Lessee/JV Ownership Percentage	Hotel Owned Under Joint Venture	Date of Hotel Purchase
BoyStar Ventures, L.P.	MeriStar	91%	9%	Holiday Inn Minneapolis West	July 1997
Shawan Road Hotel L.P.	Davidson	91%	9%	Marriott's Hunt Valley Inn	July 1997
Boykin San Diego LLC	Outrigger	91%	9%	Hampton Inn Airport/Sea World	November 1997
Boykin Kansas City LLC	MeriStar	80%	20%	Doubletree Kansas City	November 1997

Effective February 1, 2000, Boykin took over the operations of the Radisson Hotel Mt. Laurel under REIT tax regulations related to foreclosure properties. The hotel was previously owned 85% by Boykin under a joint venture agreement with an affiliate of Radisson Hotels Worldwide (''Radisson'') and was leased to the Radisson affiliate. Under the terms of the agreement with Radisson, the lease was terminated and Boykin obtained a 100% interest in the hotel. The hotel is managed by a wholly owned subsidiary of BMC pursuant to a management

(dollar amounts in thousands except per share data)

1. BACKGROUND: (Continued)

agreement. The elimination of Radisson's minority interest in the hotel was accounted for as a $3,573 reduction in the value of the building as of December 31, 1999.

Unconsolidated Joint Ventures

In February 1999, Boykin formed a joint venture with AEW Partners III, L.P. (''AEW''), an investment partnership managed by AEW Capital Management, L.P., a Boston-based real estate investment firm. Boykin, which has a 25% ownership interest in the joint venture, formed the joint venture with AEW to take advantage of acquisition opportunities in the lodging industry. In August 1999, the Boykin/AEW venture formed and acquired a 75% ownership interest in Boykin Chicago, LLC, which purchased a hotel in downtown Chicago with a private investor. In 2000, Boykin purchased the 25% ownership interest in Boykin Chicago, LLC from the private investor for $6.3 million, thereby increasing Boykin's total ownership percentage in the hotel from 18.75% to 43.75%.

Because of the non-controlling nature of Boykin's ownership interests in these joint ventures, Boykin accounts for these investments using the equity method. Refer to Note 9 for further discussion of the Boykin/AEW joint venture.

Basis of Presentation

The separate financial statements of Boykin, OLP, the Partnership, and the consolidated joint ventures discussed above are consolidated because Boykin exercises unilateral control over these entities. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment in Hotel Properties

Hotel properties are stated at cost and are depreciated using the straight-line method over estimated useful lives ranging from 10 to 35 years for buildings and improvements and 3 to 20 years for furniture and equipment.

Investment in hotel properties as of December 31, 2000 and 1999 consists of the following:

	2000	1999
Land	$ 55,532	$ 55,532
Buildings and improvements	529,233	522,916
Furniture and equipment	69,654	65,710
Construction in progress	1,631	2,274
	656,050	646,432
Less — Accumulated depreciation	(90,826)	(61,557)
	$565,224	$584,875

The thirty-three hotel properties owned by Boykin at December 31, 2000 are located in nineteen states and are subject to percentage leases as described in Note 11.

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Boykin reviews the hotel properties for impairment when events or changes in circumstances indicate the carrying amounts of the hotel properties may not be recoverable. When such conditions exist, management estimates the future cash flows from operations and disposition of the hotel properties. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss would be recognized. In 2000, Boykin recorded a $7,000 charge for an unrealized loss on the asset carrying value of two Doubletree hotels that Boykin held for sale at December 31, 2000. Boykin does not believe that there are any factors or circumstances indicating impairment of any other of its investment in hotel properties.

As of December 31, 2000, Boykin had a total of four hotels held for sale, including three Doubletrees in the State of Washington and the Daytona Beach Radisson Resort. The carrying values of these assets as of December 31, 2000 were as follows:

Land	$ 5,556
Buildings and improvements	37,974
Furniture and equipment	5,235
	48,765
Less — Accumulated depreciation	(12,976)
	$ 35,789

Boykin sold the Daytona Beach Radisson Resort in January 2001 for $12,500 and will recognize a gain in the first quarter of 2001. Boykin anticipates that if a sale of the Doubletree hotels were to occur, it will close later in 2001.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus short-term investments with an original maturity of three months or less.

Deferred Expenses

Included in deferred expenses at December 31, 2000 and 1999 are the following:

	2000	1999
Financing costs	$6,938	$4,335
Franchise fees	652	652
	7,590	4,987
Accumulated amortization	(1,390)	(1,327)
	$6,200	$3,660

Deferred financing costs are being amortized over the terms of the related debt agreements. Accumulated amortization at December 31, 2000 and 1999 was $1,163 and $1,161, respectively.

Deferred franchise fees are being amortized on a straight-line basis over the terms of related franchise agreements. Accumulated amortization at December 31, 2000 and 1999 was $227 and $166, respectively.

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Restricted Cash

Restricted cash consists of cash held in escrow reserves under the terms of the term notes payable discussed in Note 6. These reserves relate to the payment of capital expenditures, insurance, and real estate taxes.

Dividends/Distributions

Boykin pays dividends which are dependent upon the receipt of distributions from the Partnership.

Revenue Recognition

Boykin recognizes lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases and on an interim basis in accordance with the Securities and Exchange Commission (''SEC'') Staff Accounting Bulletin (''SAB'') No. 101 ''Revenue Recognition in Financial Statements.'' Under the provisions of SAB 101, which Boykin adopted in the fourth quarter of 2000, a portion of Boykin's percentage lease revenues, which historically were recognized in the first, second, and third quarters, are deferred and recognized in the fourth quarter. The adoption of SAB 101 impacts the interim reporting of revenues related to Boykin's leases, but has no impact on its interim cash flow or year-end results of operations. Boykin restated its 2000 quarterly results to conform with SAB 101 (Note 18).

Minority Interests

Minority interest in the Partnership represents the limited partners' actual proportionate share of the equity in the Partnership. Income is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

Minority interest in joint ventures represents the joint venture partners' actual proportionate share of the equity in the joint ventures. Income is allocated to minority interest based on the joint venture partners' percentage ownership throughout the period, subject to minimum returns to the Partnership, as defined in the joint venture agreements.

Income Taxes

Boykin qualifies as a REIT under Sections 856-860 of the Internal Revenue Code. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Boykin's earnings and profits, as defined by federal income tax law, will determine the taxability of distributions to shareholders. Earnings and profits will differ from income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation. For federal income tax purposes, dividends to shareholders applicable to 2000, 1999 and 1998 operating results represented the following allocations of ordinary taxable income and return of capital:

Year	Ordinary Income	Return of Capital	Total
2000	75.6%	24.4%	100%
1999	77.9%	22.1%	100%
1998	100.0%	0.0%	100%

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Earnings Per Share

Boykin follows Statement of Financial Accounting Standards (SFAS) No. 128, ''Earnings per Share.''

Boykin's basic and diluted earnings per share for the years ended 2000, 1999 and 1998 are as follows:

	2000	1999	1998
Basic:			
Income before extraordinary item	$.49	$1.06	$1.32
Extraordinary item	(.04)	—	(.07)
Net income	$.45	$1.06	$1.25
Diluted:			
Income before extraordinary item	$.49	$1.06	$1.32
Extraordinary item	(.04)	—	(.07)
Net income	$.45	$1.06	$1.25

Basic earnings per share is based on the weighted average number of common shares outstanding during the period whereas diluted earnings per share adjusts the weighted average shares outstanding for the effect of all dilutive securities. The weighted average number of shares used in determining basic earnings per share was 17,137,000, 17,063,000, and 15,252,000 for the years ended December 31, 2000, 1999 and 1998. For 2000 and 1999, diluted per share amounts reflect incremental common shares outstanding of 168,000 and 64,000 related to unexercised share options and unvested restricted share grants as of December 31, 2000 and 1999, respectively. There were no dilutive share options or unvested restricted share grants outstanding at December 31, 1998. There are no adjustments to the reported amounts of income in computing diluted per share amounts.

Partnership Units

At December 31, 2000 and 1999, a total of 1,291,000 limited partnership units (Note 8) were issued and outstanding. The weighted average number of limited partnership units outstanding for the periods ended December 31, 2000, 1999 and 1998 were 1,291,000, 1,291,000, and 1,297,000 respectively. The weighted average number of diluted common shares and limited partnership units for the periods ended December 31, 2000, 1999 and 1998 were 18,596,000, 18,418,000 and 16,549,000, respectively.

Fair Value of Financial Instruments

Fair value is determined by using available market information and appropriate valuation methodologies. Boykin's principal financial instruments are cash, cash equivalents, restricted cash, accounts receivable, borrowings against the credit facility, the term notes payable and interest rate protection instruments.

Cash, cash equivalents, restricted cash and rent receivable due to their short maturities, are carried at amounts which reasonably approximate fair value. As borrowings against the credit facility (Note 5), and the $45,000 term note payable (Note 6) bear interest at variable market rates, carrying value approximates market value at December 31, 2000.

At December 31, 2000, the estimated fair value of the $130,000 term note payable (Note 6) was approximately $115,000, assuming a rate on the term note of 8.25%. The estimated fair value is based on the discounted value of contracted cash flows estimated using rates currently offered for debt with similar terms and maturities.

BOYKIN LODGING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollar amounts in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

In July 2000, Boykin entered into an interest rate protection agreement, which was purchased in order to cap a portion of Boykin's floating rate debt at an overall interest rate of no more than 10.25%. As of December 31, 2000, the estimated fair value of the interest rate cap was $66. Effective January 1, 2001, Boykin will adopt the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to carry all derivative instruments, including certain embedded derivatives, in the statement of financial condition at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. This is typically accomplished using an interest rate swap or cap. For financial reporting purposes, the change in market value of the effective portion of the hedge flows through the other comprehensive income component of equity. All other changes will flow through earnings.

The impact of adopting SFAS No. 133 in January 2001 will cause Boykin to record an unrealized loss of $405 related to its existing interest rate cap, which will be reflected as a cumulative effect of a change in accounting principle in Boykin's results of operations in the first quarter of 2001. Adoption of the standard will also result in Boykin recognizing $66 of derivative instrument assets. In general, the amount of volatility will vary with the changes in market interest rates and the level of derivative activities during any period.

In March 2001, Boykin entered into an interest rate swap, which fixes the overall interest rate at 7.32% on $83,000 of Boykin's $108,000 term note until July 2003. The swap was purchased at no cost to Boykin and changes in the fair market value of the swap will flow through the other comprehensive income component of equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. HOTEL TRANSACTIONS:

The following table summarizes Boykin's hotel transactions in 2000, 1999 and 1998:

Hotel	Location	Acquisition/ Disposition Date	Number of Rooms	Purchase/ Sale Price	Percentage owned by Partnership	Lessee
Property Exchange:						
Acquisitions:						
Doubletree Hotel San Antonio ..	San Antonio, TX	September 2000	290	N/A	100%	BMC
Doubletree Hotel Guest Suites ..	Southfield, MI	September 2000	239	N/A	100%	BMC
Disposition:						
Cleveland Marriott East........	Cleveland, OH	September 2000	403	N/A	100%	BMC
Acquisitions:						
Executive Plaza Hotel	Chicago, IL	August 1999	421	$ 48,000	43.75%	ChiBoy
Radisson Hotel Mt. Laurel	Mt. Laurel, NJ	June 1998	283	$ 23,240	100%	N/A
Doubletree Portfolio	Various	May 1998	3,062	$271,300	100%	Westboy
Pink Shell Beach Resort	Fort Myers, FL	May 1998	208	$ 19,250	100%	MeriStar
High Point Radisson	High Point, NC	March 1998	251	$ 10,600	100%	BMC
Knoxville Hilton	Knoxville, TN	March 1998	317	$ 26,400	100%	BMC

(dollar amounts in thousands except per share data)

3. HOTEL TRANSACTIONS: (Continued)

All of the acquisitions have been accounted for using the purchase method, with the operating results of the acquired properties, except for the Executive Plaza Hotel, being included in the consolidated operating results of Boykin since the respective dates of acquisition.

Effective February 1, 2000, Boykin took over the operations of the Radisson Hotel Mt. Laurel under REIT tax regulations related to foreclosure properties and the property is now operated by Boykin pursuant to a management contract with a wholly-owned subsidiary of BMC. As a result, the operations of this hotel are recorded in Boykin's consolidated statement of income.

In September 2000, Boykin transferred ownership of its Cleveland Marriott East in Beachwood, Ohio, to Hilton Hotels Corporation (''Hilton''). In exchange, Boykin obtained from Hilton a 239-suite Doubletree Guest Suites hotel in Southfield, Michigan and a 290-room Doubletree hotel in San Antonio, Texas. The transaction was accounted for as a like-kind exchange of similar assets with the net book value of the Beachwood hotel being carried forward and allocated as the cost basis of the Southfield and San Antonio hotels with no gain or loss recognized. These properties are leased to and managed by BMC under long-term percentage lease agreements.

4. INTERCOMPANY CONVERTIBLE NOTE:

At the time of the IPO, Boykin loaned $40,000 to the Partnership in exchange for an intercompany convertible note that matures in November 2001. Interest on the note accrues at a rate equal to 9.75%, effective November 1999, and is payable quarterly. The note may be prepaid in full, but not in part, at any time. Boykin has the right to convert the note, prior to maturity and in advance of any proposed prepayment by the Partnership, into additional equity interests in the Partnership at face value based on the $20 per share IPO price of Boykin's common shares. The note is secured by mortgages on certain hotel properties.

5. CREDIT FACILITY:

In July 2000, Boykin entered into a new secured credit facility with a group of banks which enables Boykin to borrow up to $100,000, subject to borrowing base and loan-to-value limitations, at a rate that fluctuates at LIBOR plus 2.25% to 2.75%, (9.2% as of December 31, 2000), as defined. Boykin is required to pay a .25% fee on the unused portion of the credit facility. The facility expires on July 11, 2003 and contains a one-year extension option. The credit facility is secured by eight hotel properties. The new facility replaced Boykin's previous $175,000 credit facility. Outstanding borrowings against each respective credit facility at December 31, 2000 and December 31, 1999 were $29,500 and $119,000, respectively.

The credit facility requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service, and a coverage ratio of EBITDA to debt service and fixed charges. Further, Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status. Boykin was in compliance with its covenants at December 31, 2000 and December 31, 1999.

6. TERM NOTES PAYABLE:

OLP has a $130,000 term loan agreement that expires in June 2023 and may be prepaid without penalty after May 21, 2008. The loan bears interest at a fixed rate of 6.9% for ten years, and at a new fixed rate to be determined thereafter. The loan required interest-only payments until June 2000, with principal repayments that commenced thereafter based on a 25-year amortization schedule. The loan is secured by ten Doubletree hotels. Under covenants in the loan agreement, assets of OLP are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from OLP to Boykin. Likewise, the assets of other Boykin entities are not available to pay the creditors of OLP. The loan agreement also requires OLP to hold funds

(dollar amounts in thousands except per share data)

6. TERM NOTES PAYABLE: (Continued)

in escrow for the payment of capital expenditures, insurance and real estate taxes. The term note also requires OLP to maintain certain financial covenants. OLP was in compliance with these covenants at December 31, 2000 and 1999.

Boykin has a $45,000 term loan agreement that expires in October 2002, with two additional one-year extensions, subject to the satisfaction of certain financial covenants, as defined in the agreement. The loan is secured by three hotel properties and bears interest at a rate that fluctuates at LIBOR plus 2% (8.6% at December 31, 2000). The loan agreement requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service and fixed charges, and to maintain a leverage ratio below a specified level. Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status. Boykin was in compliance with its covenants at December 31, 2000 and 1999.

In July 2000, Boykin Holding, LLC (''BHC''), a wholly owned subsidiary of the Partnership, entered into a $108,000 term loan agreement. The loan matures in July 2003 and contains two one-year extension options. The loan is secured by nine hotel properties and bears interest at a rate that fluctuates at LIBOR plus 2.35% (9.2% at December 31, 2000). BHC also purchased interest rate protection to cap the overall loan interest rate at no more than 10.25%. Proceeds from the loan were used to pay down Boykin's credit facility, fund escrows, new loan costs, and for general corporate purposes. Under covenants in the loan agreement, assets of BHC are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from BHC to Boykin. Likewise, the assets of other entities are not available to pay the creditors of BHC. The loan agreement also requires BHC to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes and requires BHC to maintain certain financial covenants.

Maturities of long-term debt at December 31, 2000 are as follows:

2001	$ 1,969
2002	47,111
2003	110,264
2004	2,402
2005	2,601
2006 and thereafter	117,593
	$281,940

7. DESCRIPTION OF CAPITAL SHARES:

Common Shares

Holders of Boykin's common shares are entitled to receive dividends, as and if declared by the Board of Directors, out of funds legally available therefor. The holders of common shares, upon any liquidation, dissolution or winding-up of Boykin, are entitled to share ratably in any assets remaining after payment in full of all liabilities of Boykin and all preferences of the holders of any outstanding preferred shares. The common shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of common shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

Preferred Shares

The Board of Directors is authorized to provide for the issuance of two classes of preferred shares, each in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences

(dollar amounts in thousands except per share data)

7. DESCRIPTION OF CAPITAL SHARES: (Continued)

and rights (other than voting rights) of each series and the qualifications, limitations or restrictions thereon. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred shares, the Board of Directors may afford the holders of any series of preferred shares preferences, powers and rights senior to the rights of holders of common shares. The issuance of preferred shares could have the effect of delaying or preventing a change in control of Boykin. No preferred shares had been issued or were outstanding as of December 31, 2000 and 1999.

8. LIMITED PARTNERSHIP INTERESTS:

Pursuant to the Partnership Agreement, the limited partners of the Partnership have exchange rights, which enable them to cause the Partnership to pay cash for their interests in the Partnership, or at Boykin's election, to exchange common shares for such interests. The exchange rights may be exercised in whole or in part. The number of common shares currently issuable to the limited partners upon exercise of the exchange rights is 1,291,000. The number of shares issuable upon exercise of the exchange rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the shareholders of Boykin.

During 1998, the Partnership purchased 40,976 of its outstanding limited partnership units for aggregate cash consideration of $967. The excess of the aggregate purchase price paid over the capital account balances of the units purchased was $562 and was recorded as additional investment in hotel properties.

9. JOINT VENTURE WITH AEW:

In February 1999, Boykin formed a joint venture with AEW. Pursuant to the joint venture agreement, AEW has contributed $13,039 of equity capital for the joint venture. Boykin has contributed $4,346, has served as the operating partner of the joint venture in which Boykin receives compensation from the joint venture, and has the right to receive incentive returns based on the performance of acquired assets. Because of the non-controlling nature of its ownership interest in the joint venture, Boykin accounts for its investment utilizing the equity method.

AEW has the option to acquire convertible preferred shares in exchange for its capital invested in the joint venture. Pursuant to the venture agreements, AEW also purchased a warrant for $500. The warrant gives AEW the right to buy up to $20,000 of Boykin's preferred or common (at Boykin's election) shares for $16.48 a share. The warrant expires February 1, 2002. If issued, the preferred shares would be convertible into common shares at $16.48 per common share and would have a minimum cumulative annual dividend equivalent to $1.88 per common share. As of December 31, 2000 AEW had the option to acquire preferred shares convertible into 791,191 common shares after February 2001.

In August 1999, the Boykin/AEW venture partnered with a private investor, forming Boykin Chicago, LLC, in which Boykin/AEW has a 75% interest. Boykin Chicago, LLC purchased the 421-room Executive Plaza Hotel located in Chicago, Illinois for cash consideration of $48,000. The acquisition was accounted for as a purchase and was funded with proceeds from a $30,000 secured mortgage note with the remainder in cash from the partners. In September 2000, Boykin purchased the 25% interest in Boykin Chicago, LLC from the private investor for $6,270, thereby increasing Boykin's total ownership interest in the hotel from 18.75% to 43.75%. A subsidiary of BMC leases the property pursuant to a long-term percentage lease agreement.

(dollar amounts in thousands except per share data)

10. EXTRAORDINARY ITEMS:

In connection with obtaining the new $100,000 secured credit facility (Note 5) and the $108,000 secured term loan (Note 6), Boykin wrote off existing deferred financing costs under the previous $175,000 credit facility totaling $686. These charges, net of $59 of minority interest, were reflected as an extraordinary item in the accompanying consolidated statement of income for the year ended December 31, 2000.

In June 1998, in connection with obtaining a previous unsecured credit facility, Boykin wrote off existing deferred financing costs under the former secured facility totaling $1,138. These charges, net of $110 of minority interest, were reflected as an extraordinary item in the accompanying consolidated statement of income for the year ended December 31, 1998.

11. PERCENTAGE LEASE AGREEMENTS:

The percentage leases have noncancelable remaining terms ranging from less than one year to eight years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each percentage lease is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenues varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents applicable to room and other hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index (CPI). Percentage rent applicable to food and beverage revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. Percentage lease revenues were $85,854, $85,302 and $69,747, respectively, for the years ended December 31, 2000, 1999 and 1998, of which approximately $24,882, $24,371 and $18,746, respectively, was in excess of minimum rent.

Future minimum rentals (ignoring future CPI increases) to be received by Boykin from BMC and from other lessees pursuant to the percentage leases for each of the years in the period 2001 to 2005 and in total thereafter are as follows:

	Related Party Lessees	Other Lessees	Totals
2001	45,257	10,539	55,796
2002	40,698	9,029	49,727
2003	14,619	7,095	21,714
2004	11,775	7,095	18,870
2005	10,065	7,095	17,160
2006 and thereafter	7,855	13,700	21,555
	$130,269	$54,553	$184,822

12. SHARE COMPENSATION PLANS:

Boykin has a Long-Term Incentive Plan (LTIP) which provides for the granting to officers and eligible employees of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights and share appreciation rights in tandem with options, or any combination thereof. Boykin has reserved 1,700,000 common shares for issuance under the LTIP.

(dollar amounts in thousands except per share data)

12. SHARE COMPENSATION PLANS: (Continued)

Share Option Plan

The table below summarizes information related to share option grant and exercise activity in 2000, 1999 and 1998. In addition, 654,528 share options were canceled in 2000.

	Options Granted to		Weighted Average Fair Value of Options		
Year	Officers and Employees	Non-employee Directors	Granted	Options Exercised	Exercised Price Per Share
2000	143,000	6,000	$0.88	—	—
1999	20,000	—	$1.38	—	—
1998	340,483	30,000	$2.10	5,000	$20

As of December 31, 2000 and 1999, information related to outstanding options was as follows:

	Total Options			Exercisable Options	
Year	Options Outstanding	Weighted Average Per Share Exercise Price	Weighted Average Remaining Contractual Life	Options Outstanding	Weighted Average Per Share Exercise Price
2000	419,139	$15.05	7.8 years	251,806	$17.09
1999	924,667	$20.23	7.6 years	735,778	$19.93

Options vest over various periods ranging from one to nine years from the date of grant. The term of each option granted will not exceed ten years from date of grant, and the exercise price may not be less than 100% of the fair market value of Boykin's common shares on the grant date.

Boykin has adopted the disclosure only provisions of SFAS No. 123, ''Accounting for Stock-Based Compensation,'' and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee share option plan. If Boykin had elected to recognize compensation costs for the LTIP based on the fair value at the grant dates for option awards consistent with the method prescribed by SFAS No. 123, reported amounts of net income and earnings per share would have been changed to the pro forma amounts indicated below.

	Year Ended December 31, 2000		Year Ended December 31, 1999		Year Ended December 31, 1998	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$7,730	$7,489	$18,122	$17,839	$19,004	$18,056
Earnings per share:						
Basic	$ .49	$ .44	$ 1.06	$ 1.05	$ 1.25	$ 1.21
Diluted	$ .45	$ .43	$ 1.06	$ 1.04	$ 1.25	$ 1.21

(dollar amounts in thousands except per share data)

12. SHARE COMPENSATION PLANS: (Continued)

The fair value of employee share options used to compute the pro forma amounts of net income and basic earnings per share was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options Issued In:		
	2000	1999	1998
Dividend yield	10.00%	10.00%	9.50%
Expected volatility	29.19%	29.05%	19.03%
Risk-free interest rate	6.52%	6.18%	5.39%
Expected holding period	8.0 years	8.0 years	6.6 years

Restricted Share Grant Plan

The following table summarizes Boykin's restricted share grant activity related to its officers, eligible employees and non-employee directors.

	2000	1999
Restricted shares outstanding — beginning of year	113,343	—
New share grants	81,278	113,343
Shares canceled	(9,450)	—
Shares vested	(16,659)	—
Restricted shares outstanding- end of year	$168,512	$113,343

The restricted shares vest over various periods ranging from one to five years from the date of grant. The value of shares granted has been calculated based on the average of the high and low share price on the date of grant and is being amortized as compensation expense over the respective vesting periods. For the years ended December 31, 2000 and 1999, Boykin's compensation expense related to these restricted shares was $463 and $352, respectively. As of December 31, 2000, the unearned compensation related to restricted share grants was $1,634 and has been classified as a component of shareholders' equity in the accompanying balance sheet. Subsequent to year-end, an additional 51,750 restricted share grants were issued to officers and employees.

13. EMPLOYEE BENEFIT PLANS:

Boykin maintains two employee benefit plans, the Boykin Lodging Company Money Purchase Pension Plan and the Boykin Lodging Company Profit Sharing Plan. Both plans are defined contribution plans, which were established to provide retirement benefits to eligible employees. Boykin's contributions to these plans for the years ended December 31, 2000, 1999 and 1998 totaled $261, $251 and $140, respectively.

14. COMMITMENTS:

In general, the percentage leases require Boykin to establish reserves for capital expenditures. Boykin intends to use the capital expenditures reserve for the replacement and refurbishment of furniture, fixtures and equipment and other capital expenditures although it may make other uses of the amounts in the fund that it considers appropriate from time to time.

Three of the hotels owned by Boykin are subject to land leases which expire at various dates through 2068. All leases require minimum annual rentals, and one lease requires percentage rent based on hotel revenues. The

(dollar amounts in thousands except per share data)

14. COMMITMENTS: (Continued)

other two leases are adjusted for increases in CPI every ten years. Rental expense charged to operations related to these leases for the years ended December 31, 2000, 1999 and 1998 was $1,194, $1,066 and $832, respectively.

Boykin's joint venture partner in Shawan Road Hotel Limited Partnership has the right, subject to certain performance criteria, to sell one-half of its respective interests in this joint venture to Boykin at fair market value, with Boykin retaining the option to fund the purchase price with cash or through the issuance of common shares. As of December 31, 2000, Boykin's joint venture partner did not have the right to exercise this right.

15. RELATED PARTY TRANSACTIONS:

The Chairman, and Chief Executive Officer of Boykin is the majority shareholder of BMC. BMC and Westboy LLC, a subsidiary of BMC, were significant sources of Boykin's percentage lease revenue through December 31, 2000, 1999 and 1998. At December 31, 2000 and 1999, Boykin had rent receivable of $4,632 and $4,280, respectively, due from related party lessees.

A wholly owned subsidiary of BMC provides design, purchasing and project management services to Boykin for capital improvements at its hotels. The following table summarizes information related to design, purchasing and project management services paid by Boykin to BMC, as well as expenses reimbursed to BMC, for the years ended December 31, 2000, 1999 and 1998:

Year	Design	Purchasing	Project Management	Expense Reimbursement	Total
2000	$562	$261	$156	$103	$1,082
1999	$450	$283	$138	$104	$ 975
1998	$290	$285	—	$ 97	$ 672

At December 31, 2000 and 1999, Boykin had a payable to related party lessees of $2,056 and $796, respectively, primarily for the reimbursement of capital expenditure costs incurred on behalf of Boykin.

Effective February 1, 2000, Jersey Boy LLC, a wholly owned subsidiary of BMC, (''JerseyBoy'') manages the Radisson Hotel Mt. Laurel pursuant to a management agreement. Boykin paid JerseyBoy management fees of $202 in 2000.

16. STATEMENTS OF CASH FLOWS, SUPPLEMENTAL DISCLOSURES:

As of December 31, 2000, 1999 and 1998, $6,791, $8,700 and $8,618, respectively, of dividends and partnership distributions were declared but were not paid until the following quarter. Interest paid during the years ended December 31, 2000, 1999, and 1998 was $22,992, $20,521 and $12,763, respectively.

As discussed in Note 3, in 2000, Boykin transferred ownership of its Cleveland Marriott East hotel in Cleveland, Ohio to Hilton in exchange for Hilton's Doubletree Guest Suites hotel in Southfield, Michigan and their Doubletree hotel in San Antonio, Texas. In 1998, Boykin issued 3,109,606 common shares, valued at $80,333, as partial consideration for the acquisition of OLP.

BOYKIN LODGING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollar amounts in thousands except per share data)

17. PRO FORMA FINANCIAL INFORMATION (UNAUDITED):

There are no pro forma adjustments to Boykin's actual results for 2000 and 1999, however the pro forma financial information for 1998 is presented as if the following significant transactions had been consummated as of January 1, 1998:

- the share offering of 4,500,000 common shares in February 1998;

- the issuance of 3,109,606 common shares in May 1998 related to the Red Lion merger;

- the acquisitions of properties by Boykin in 1998;

- Boykin's common share repurchase of 114,500 shares in 1998;

	Pro Forma 1998
Lease revenue	$83,000
Interest and other income	360
Total revenues	83,360
Real estate related depreciation and amortization	26,256
Real estate and personal property taxes, insurance and ground rent	9,807
General and administrative	3,745
Interest expense	19,710
Amortization of deferred financing costs	652
	60,170
Income before minority interest and extraordinary item	23,190
Minority interest	(2,079)
Income before extraordinary item	$21,111
Income per share before extraordinary item:	
Basic	$ 1.24
Diluted	$ 1.24

18. QUARTERLY OPERATING RESULTS (UNAUDITED):

Boykin's unaudited consolidated quarterly operating data for the years ended December 31, 2000 and 1999 follows. The 2000 quarterly data has been restated to conform with SAB 101. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. Quarterly operating results are not necessarily indicative of the results to be achieved in succeeding quarters or years.

(dollar amounts in thousands except per share data)

18. QUARTERLY OPERATING RESULTS (UNAUDITED): (Continued)

	For the 2000 Quarter Ended (post SAB 101)			
	Restated March 31,	Restated June 30,	Restated September 30,	December 31,
Total revenues	$17,838	$19,175	$24,120	$32,618
Income (loss) before extraordinary item	(697)	238	3,825	5,050
Net income (loss)	(697)	238	3,139	5,050
Earnings per share:				
Income before extraordinary item —				
Basic	(.04)	.01	.22	.29
Diluted	(.04)	.01	.22	.29
Net income —				
Basic	(.04)	.01	.18	.29
Diluted	(.04)	.01	.18	.29
Weighted average number of common shares outstanding:				
Basic	17,128	17,135	17,139	17,145
Diluted	17,290	17,318	17,316	17,313

	For the 1999 Quarter Ended (Pre SAB 101)			
	March 31,	June 30,	September 30,	December 31,
Total revenues	$19,462	$23,947	$24,843	$17,906
Income before extraordinary item	2,882	6,531	7,154	1,555
Net income	2,882	6,531	7,154	1,555
Earnings per share:				
Income before extraordinary item —				
Basic	.17	.38	.42	.09
Diluted	.17	.38	.42	.09
Net income —				
Basic	.17	.38	.42	.09
Diluted	.17	.38	.42	.09
Weighted average number of common shares outstanding:				
Basic	17,047	17,082	17,059	17,103
Diluted	17,047	17,082	17,059	17,216

(dollar amounts in thousands except per share data)

19. FINANCIAL INFORMATION OF BMC:

Percentage lease revenue payable by BMC represented $71,922, $70,884, and $56,708, or 83.7%, 83.1%, and 81.3% of total percentage lease revenue in 2000, 1999, and 1998, respectively. Certain information related to BMC's financial statements is as follows:

	December 31,	
	2000	1999
BALANCE SHEET INFORMATION:		
Cash and cash equivalents	$24,506	$20,787
Due from related party lessors	2,224	893
Total assets	43,436	37,244
Rent payable to related party lessors	5,550	5,192
Members' capital	6,652	6,714

	Years Ended December 31,		
	2000	1999	1998
STATEMENT OF OPERATIONS INFORMATION:			
Total hotel revenues	$266,726	$252,421	$235,653
Operating expenses	187,166	178,602	170,162
Percentage lease expense	78,819	73,289	67,424
Net income	3,183	2,683	47

BOYKIN LODGING COMPANY

AUDIT COMMITTEE CHARTER

Organization

There shall be a committee of the board of directors to be known as the audit committee. This committee shall consist of at least three directors who are independent of the management of the company (as defined by the listing standards of the NYSE) and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. All members of the committee shall be financially literate, and at least one member of the committee shall have accounting or related financial management expertise, as the board interprets such qualifications in its business judgment.

Statement of Policy

The committee shall provide assistance to the board of directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the company, and the quality and integrity of the financial reports and other financial information provided by the company to any governmental body or the public. In so doing, it is the responsibility of the committee to maintain free and open means of communication among the directors, the independent auditors, and the senior and financial management of the company.

While the committee has the responsibilities and powers set forth in this charter, it is not the duty of the committee to plan or conduct audits or to determine that the company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of financial management and the independent auditors. Nor is it the duty of the committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors, or to assure compliance with laws and regulations.

The independent auditors for the company are ultimately accountable to the board and the committee, and the board and committee have the ultimate authority and responsibility to select, evaluate and, when appropriate, replace the independent auditors.

Responsibilities

A. *Review of documents and reports*

- Review and reassess the adequacy of the committee's charter at least annually.

- Review the financial statements contained in the annual report on Form 10-K and annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed. Significant findings, difficulties encountered during the course of audit work and any changes in the planned scope should also be reviewed with the independent auditors.

B. *Independent auditors*

- Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the company, considering independence and effectiveness, and approve the fees and other compensation to be paid to the independent auditors.

- Ensure that the independent auditors submit on a periodic basis to the committee a formal written statement delineating all relationships between the auditors and the company, actively engage in a dialogue with the independent auditors with respect to any disclosed relationship or service that may impact the objectivity and independence of the independent auditors, and recommend that the board take appropriate action in response to the independent auditors' report to satisfy the committee of the independent auditors' independence.

C. *Financial reporting process*

- Provide an open avenue of communication among the independent auditors, senior and financial management and the board of directors

- Meet with the independent auditors and financial management of the company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

- Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the company, including computerized information system controls and security. Elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

- Consider the independent auditors' judgments about the quality and appropriateness of the company's accounting principles as applied in its financial reporting.

- Consider major changes to the company's accounting principles and practices as suggested by the independent auditors or management.

- Review the company's accounting treatment of unusual or nonrecurring transactions.

D. *Process Improvement*

- Establish regular and separate systems of reporting to the committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to the appropriateness of such judgments.

- Review with the independent auditors any problems or difficulties the auditors may have encountered in management's response to any management letter provided by the auditors.

- Following completion of the annual audit, review separately with management and the independent auditors any significant difficulty encountered during the course of the audit, including any restriction on the scope of work or access to required information.

- Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

- Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the committee have or have not been implemented.

E. *Ethical and legal compliance*

- Submit the minutes of all meetings of the committee to or discuss the matters discussed at each committee meeting with the board of directors.

- Review with the company's legal counsel any legal or regulatory matters brought to the committee's attention by the independent auditors or by management, including income tax requirements for REIT qualification if applicable, that may have a material impact on the financial statements.

- -

BOYKIN LODGING COMPANY

P R O X Y

The undersigned hereby appoints **Robert W. Boykin, Paul A. O'Neil** and **Robert A. Weible**, and each of them, attorneys and proxies of the undersigned, with full power of substitution, to attend the annual meeting of shareholders of Boykin Lodging Company to be held at the Cleveland Airport Marriott, 4277 West 150th Street, Cleveland, Ohio 44135, on Thursday, May 31, 2001, at 10:00 a.m., local time, or any adjournment thereof, and to vote the number of common shares of Boykin Lodging Company which the undersigned would be entitled to vote, and with all the power the undersigned would possess if personally present, as follows:

1. ☐ **FOR** (except as noted below),   or   ☐ **WITHHOLD AUTHORITY** to vote for,

the following nominees for election as directors, each to serve until the next annual meeting of the shareholders and until his successor has been duly elected and qualified:

Robert W. Boykin, Raymond P. Heitland, Albert T. Adams, Lee C. Howley, Jr., Frank E. Mosier,
William H. Schecter and Ivan J. Winfield.

(Instruction: To withhold authority to vote for any particular nominee, write that nominee's name on the line provided below.)

_____

2. On such other business as may properly come before the meeting.

(Continued and to be signed on reverse side)

DETACH CARD

- -

(Continued from other side)

The Proxies will vote as specified above, or, if a choice is not specified, they will vote FOR the nominees listed in Item 1.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

Receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement dated April 9, 2001, is hereby acknowledged.

Dated _____, 2001

_____

_____

_____
Signature(s)

(PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR HEREON, INDICATING, WHERE PROPER, OFFICIAL POSITION OR REPRESENTATIVE CAPACITY.)